UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 20 November 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Q3 2014 Results I 1
Salient features
Strong operational performance generatesUS$63 million cash flow
US$1,074
per ounce
All-in-sustaining costs
US$1,096
per ounce
All-in-costs
559,000
ounces of attributablegold production
US$63m
cash flow from operatingactivities
cash flow after takingaccount of net capitalexpenditure, environmentalpayments, debt servicecosts and non-recurringitems
12%
free cash flow margin
JOHANNESBURG. 20 November 2014, Gold Fields Limited (NYSE &JSE: GFI) today announced net earnings for the September 2014 quarterof US$19 million compared with US$19 million for the June 2014 quarterand US$9 million for the September 2013 quarter. Normalised earnings forthe September 2014 quarter of US$23 million compared with US$25 millionfor the June 2014 quarter and US$12 million for the September 2013quarter
.
Introduction
During the September 2014 quarter Gold Fields delivered resultsconsistent with guidance previously given. This has enabled the Group tocontinue to generate cash and to further strengthen its balance sheet. Keyfeatures of the quarter included a strong performance from theinternational mines, all seven of which were cash generative, as well asthe completion of the production-critical safety related ground support atSouth Deep.
Generating Free Cash Flow
During the quarter Gold Fields generated US$63 million of cash flow. Thisbrings the total cash flow from operating activities for the year to date, aftertaking account of net capital expenditure, environmental payments, debtservice costs and non-recurring items, to US$182 million, which positionsGold Fields as one of the strongest free cash flow generators in its goldmining peer group.
Attributable gold equivalent production increased by 2% to 559,000 ounces in the September quarter. The Groupachieved all-in sustaining costs (AISC) of US$1,074/oz and all-in costs (AIC) of US$1,096/oz. If the South Deepproject, which is not yet at commercial levels of production, is excluded from the September quarter results, thenthe Group’s AIC was US$1,025/oz, which demonstrates the robustness of the portfolio and positions Gold Fields inthe lowest quartile on an AIC basis.
Despite the recent volatility in the gold price, Gold Fields remains committed to the objective of generating asustainable free cash flow margin of at least 15% at a US$1,300/oz gold price, without compromising the long-termsustainability of our ore bodies through a lack of investment in ore reserve development and stripping, or through“high grading”. This policy remains unchanged, even at current spot prices. During the September quarter, GoldFields achieved a free cash flow margin of 12% (see table on page 7) against a realised gold price of US$1,265/ozfor the quarter. By structuring the Group to generate a 15% free cash flow margin at a US$1,300/oz gold price,Gold Fields has in fact built-in a safety cushion to withstand lower gold prices. On this basis the Group’s expectedbreakeven gold price is approximately US$1,050/oz, assuming existing operations are sustained.
Statement by Nick Holland, ChiefExecutive Officer of Gold Fields:

Gold Fields Q3 2014 Results I 2
On 20 October 2014, Gold Fields announced that the Group remained on track to achieve its production guidance for the full year 2014 of approximately 2,200,000 ounces of gold equivalent production. Costs for the full year, however, are expected to belower than the guidance, first published on 13 February 2014, with AISC and AIC expected to be 3% and 2% lower at approximately US$1,090/oz and US$1,130/oz respectively.
Further Reducing Net Debt
Continued strong cash generation during the quarter enabled the Group to make further progress on another key strategic objective for 2014, namely to further improve the strength of its balance sheet by reducing net debt and further improving the netdebt to EBITDA ratio. During the quarter net debt was reduced by a further US$137 million to US$1,498 million, which brings total net debt reduction for the year to date to US$237 million. The reduction was assisted by the US$81 million proceeds from the sale of a 51% interest in Chucapaca, which was received this quarter.
Based on a 12-month rolling historical average, the Group’s net debt to EBITDA ratio improved from 1.47 in the June 2014 quarter to 1.33 in the September 2014 quarter. Our medium-term objective is to reduce our net debt to EBITDA ratio to approximately 1 times.
The net debt reduction in conjunction with the agreement reached with our group of bankers in the June quarter to amend and extend the maturity date of commitments totaling US$715 million by two years from November 2015 to November 2017 on the same terms – has enabled the Group to improve its solvency and liquidity.
Setting South Deep up for long-term success
At South Deep all mining related activities were severely curtailed for the entire September quarter as a result of the May 2014introduction of an extensive ground support remediation programme in the current mine workings. The remediation programme took most of the legacy haulages and arterial routes on 95-level and above – from where a significant proportion of current production is sourced – out of service, with a commensurate impact on production. As a consequence South Deep’s production declined by 18% from 1,591 kilograms (51,100 ounces) in the June quarter to 1,298 kilograms (41,700 ounces) in the September quarter and destress mining declined by 50% from 6,822 square metres in the June quarter to 3,392 square metres in the September quarter.
While access to production areas was re-established at the start of the December quarter, the ground support remediation programme delayed both destress mining and the opening up of a number of long-hole stopes that were planned to be mined in the December 2014 and March 2015 quarters, as well as the advance of ancillary services, such as backfill, an integral component of the mining cycle. While this will have a commensurate knock-on effect on production, mitigation is expected through new production areas that are planned to be opened up during the March 2015 quarter. The full implications of the largely completed ground support programme on 2015 production are still being assessed. Accordingly, updated 2015 guidance for South Deep, reflecting these safety related knock-on effects, will be published with the Group guidance on Thursday, 12 February 2015.
The Australian team continues to contribute to the upskilling of our people and in helping to develop a true mechanised mining culture at South Deep. Particularly pleasing, however, is that South Deep is now starting to attract talent from the highly sought after, albeit small, South African mechanised mining skills pool. Nico Muller, formerly the Chief Operating officer of Royal Bafokeng Platinum Limited, has joined Gold Fields as Executive vice president for the South Africa Region. Nico has extensive mechanised mining experience spanning a 20-year career during which time he worked at Target and helped to build the Two Rivers mechanised underground mine, one of the most successful mechanised mines in South Africa.
The success of South Deep is largely dependent on its people and our strategy is to grow our own people through focussed internal training efforts as well as judicious recruitment of the best South African mechanised mining skills to supplement ourexisting talent pool.
The review of South Deep’s current destress mining methodology by the International Geotechnical Advisory Board (IGAB), announced on 21 August 2014, continued during the quarter. Two alternative methods are under review. The first method is the 4.5 X 4.5 meter Destress method (previously 4.0 X 4.0 meter) and the second is the Inclined Mining Slot method. Both of these methods, if successful, could significantly de-risk the South Deep build-up plan and future production profiles, and could have a meaningful positive impact on costs and schedule. Both methods will be piloted in discrete areas of the mine during 2015. It istoo early to assess whether either of these methods could be commercially deployed. The results of the pilot studies will provide greater resolution on their commercial viability and timing of adoption.
Steady state production in Ghana
At Tarkwa in Ghana, the expansion of the Carbon in Leach (CIL) plant from an annual throughput of 12.3 to 13.3 million tonnes per annum progressed well and this programme is expected to be completed by the end of December 2014. The expansion is expected to enable Tarkwa to increase its future production to a steady state level of approximately 550,000 ounces per annum.

Gold Fields Q3 2014 Results I 3
With production of 139,200 ounces at AIC of US$1,096/oz during the September quarter, and year to date production of 425,200 ounces at an AIC of US$1,045/oz, Tarkwa is on track to better its 2014 production guidance of 520,000 ounces at an AIC of US$1,100/oz. Following the closure of the heap leach operations at the beginning of the year, Tarkwa has achieved stability and continues to out-perform against its production and cost guidance. Although smaller following the closure of the heap leach operations, Tarkwa is now more profitable even at current lower gold prices.
Damang further consolidated its return to profitability with another strong performance. Gold production increased by 6% to 42,800 ounces, while the AIC declined by 3% from US$1,282/oz to US$1,245/oz during the September quarter. With year to date production of 130,000 ounces at an AIC of US$1,210/oz, Damang is on track to exceed its 2014 guidance of 165,000 ounces of production at an AIC of US$1,240/oz.
The main focus at Damang remains the identification of additional ore sources along the 27 kilometres of strike between Damang and Tarkwa, where historical open pits were last drilled and mined when the gold price was between US$300/oz and US$400/oz. This strategy could contribute to an appreciable addition to Mineral Reserves and Mineral Resources over the next three years and has the potential to extend the life of this mine substantially.
Another outstanding quarter for South America
Cerro Corona, our copper/gold operation in Peru, had another outstanding quarter with gold equivalent production up by 10% to 84,700 ounces at an AIC of US$718/eq oz. This strong cost performance compared with AIC of US$789/eq oz in the June quarter. With year to date production of 242,000 ounces at an AIC of US$712/eq oz, Cerro Corona is on track to exceed its production guidance for the full year of 290,000 ounces at an AIC of US$865/eq oz.
Australia continues to outperform
The Group’s Australian operations, in aggregate, exceeded guidance both in terms costs and ounces produced. The four mines in the portfolio reported gold production of 268,800 ounces at an AIC of US$990/oz. This brings total production for the year todate to 770,900 ounces at an AIC of US$1,043/oz against guidance for the full year of 975,000 ounces at an AIC of US$1,130/oz. Over the past 12 months, since acquiring the Yilgarn South assets from Barrick in October 2014, Gold Fields’ Australian operations have produced more than 1 million ounces of gold.
During the September quarter, Agnew/Lawlers increased its production by 9% to 72,200 ounces at an AIC of US$953/oz, while St Ives raised its production by 6% to 88,700 ounces at an AIC of US$1,149/oz. The star performer in the region, however, was again Granny Smith, which improved its production by 1% to 85,600 ounces at an AIC of US$792/oz. Year-to-date and with one quarter still to go, the mine has already produced 236,700 ounces at an AIC of US$789/oz, against full year guidance of 240,000 ounces at an AIC of US$1,060/oz.
Darlot contributed 22,300 ounces at AIC of US$1,224/oz, which is in line with the strategy for this mine to operate above cash break-even point, while investing all of the cash it generates in exploration to find additional ore sources that would secure itsfuture. Year-to-date, the mine produced 68,100 ounces at an AIC of US$1,175/oz against full-year guidance of 80,000 ounces at AIC of US$1,315/oz. Approximately US$7 million has been invested in near-mine exploration year-to-date and sufficient ore reserves have been delineated to secure similar production in 2015. Good progress has also been made towards the discovery of a potential “game changer” aimed at securing the future of this mine as a long-term Gold Fields franchise asset.
The key strategic objective of the Australia region continues to be significant investment in near mine exploration with the US$65 million near-mine exploration programme at all of the mines, aimed principally at improving the Mineral Resource and Reserve positions of these mines over the next 2 to 3 years. At St Ives early capital development has commenced on the newly discovered high-grade Invincible deposit with a view to first open pit production during the June 2015 quarter. At Agnew/Lawlersaccess development has commenced into the new high grade underground FBH deposit, where first production is also expected during the June 2015 quarter. FBH is expected to initially supplement and eventually replace production from the Kim Lode, which is the base load of production from the mine. At Granny Smith exploration results during the quarter provided further support for the replication of numerous deeper lodes in the Wallaby underground deposit, similar in structure and geometry to the Z70 to Z100 lodes from where current production is sourced. These results are early indications of the potentialfor significant Mineral Resource and Reserve replenishment potential at the Wallaby deposit.
Stock data
NYSE – (GFI)
Number of shares in issue Range – Quarter US$3.62 – US$4.84
– at end September 2014 769,894,523 Average Volume – Quarter 5,025,206 shares/day
– average for the quarter 769,377,569
JSE Limited – (GFI)
Free Float 100 per cent
ADR Ratio 1:1 Range – Quarter ZAR38.40 – ZAR51.44
Bloomberg/Reuters GFISJ/GFLJ.J Average Volume – Quarter 2,300,147 shares/day

Gold Fields Q3 2014 Results I 4
Certain forward looking statements
Key Statistics
UNITED STATES DOLLARS
Quarter
Nine months to
September
2014
June
2014
September
2013
September
2014
September
2013
Gold produced* oz (000)
559
548 496
1,664
1,424
Tonnes milled/treated 000
8,246
8,104 9,846
25,227
28,175
Revenue $/oz
1,265
1,275 1,315
1,274
1,436
Operating costs $/tonne
51
52 40
51
42
Operating profit $m
285
311 283
888
927
All-in sustaining costs
#
$/oz
1,074
1,050 1,089
1,063
1,265
Total all-in cost
#
$/oz
1,096
1,093 1,176
1,101
1,402
Net earnings/(loss) $m
19
19 9
38
(93)
Net earnings/(loss) US c.p.s.
3
2
1
5
(13)
Headline earnings/(loss) $m
14
18 8
37
(48)
Headline earnings/(loss) US c.p.s.
2
2
1
5
(7)
Normalised earnings $m
23
25
12
68
44
Normalised earnings US c.p.s.
3
3
2
9
6
* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
#
As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 22 and 23.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 8 per cent of Group production.
Figures may not add as they are rounded independently.
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934. Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of exploration and development activities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining;
• the occurrence of work stoppages related to health and safety incidents;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
• changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and • political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.
Results for the Group
Safety
We regret to report that a machinery related fatal accident occurred at South Deep on 18 July. Our deepest sympathy was extended to the family, friends and colleagues. The Group’s fatality injury frequency rate improved from 0.18 in the June quarter to 0.08 in the September quarter.
The total recordable injury frequency rate (TRIFR)
1
for the
Group improved from 3.90 in the June quarter to 2.68 in the
September quarter.
1
Total Recordable Injury Frequency rate (TRIFR) Group safety metric was introduced in the December quarter. (TRIFR) = (Fatalities + Lost Time Injuries 2+ Restricted Work Injuries Medically Treated Injuries 4)
3
x 1,000,000/number of man-hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the re-treatment.
Quarter ended 30 September 2014 compared with
quarter ended 30 June 2014
Revenue
Attributable equivalent gold production increased by 2 per cent from 548,000 ounces in the June quarter to 559,000 ounces in the September quarter and continued to track guidance for the year. This increase was mainly due to higher production at Cerro Corona, St Ives and Agnew/Lawlers, partially offset by lower production at South Deep.
Gold production at South Deep in South Africa, decreased by 18 per cent from 1,591 kilograms (51,100 ounces) to 1,298 kilograms (41,700 ounces) as a result of a fatal accident, continuation of ground support remediation which significantly reduced production in large parts of the mine as well as a five day training initiative as part of the roster change over.
Attributable gold production at the West African operations increased marginally from 163,100 ounces in the June quarter to 163,800 ounces in the September quarter. Attributable equivalent gold production at Cerro Corona in Peru increased by 10 per cent from 76,400 ounces in the

Gold Fields Q3 2014 Results I 5
June quarter to 84,300 ounces in the September quarter due to an increase in gold and copper head grades treated. Gold production at the Australian operations increased by 5 per cent from 256,900 ounces in the June quarter to 268,800 ounces in the September quarter mainly due to higher production at all the operations except Darlot.
At the South Africa region, production at South Deep decreased by 18 per cent from 51,100 ounces in the June quarter to 41,700 ounces in the September quarter mainly as a result of a fatal accident on 18 July, continued ground support remediation as announced on 29 May 2014 which impacted a significant part of the mine (approximately 70 per cent), as well as a five day training initiative as part of the roster change over.
At the West Africa region, managed gold production at Tarkwa decreased by 1 per cent from 140,700 ounces in the June quarter to 139,200 ounces in the September quarter due to lower ounces from the heap leach operations. At Damang, managed gold production increased by 6 per cent from 40,500 ounces in the June quarter to 42,800 ounces in the September quarter mainly due to higher grades mined.
At the South America region, total managed gold equivalent production at Cerro Corona increased by 10 per cent from 76,800 equivalent ounces in the June quarter to 84,700 equivalent ounces in the September quarter. This was mainly due to an increase in gold and copper head grades treated.
At the Australia region, St Ives’ gold production increased by 6 per cent from 83,400 ounces in the June quarter to 88,700 ounces in the September quarter mainly due to an increase in ore mined. At Agnew/Lawlers, gold production increased by 9 per cent from 66,000 ounces in the June quarter to 72,200 ounces in the September quarter mainly due to higher tonnes and grades from both the New Holland and Waroonga underground mines. At Darlot, gold production decreased by 3 per cent from 22,900 ounces in the June quarter to 22,300 ounces in the September quarter mainly due to lower grades mined. At Granny Smith, gold production increased by 1 per cent from 84,600 ounces in the June quarter to 85,600 ounces in the September quarter due to higher volumes mined and improved recoveries.
The average quarterly US dollar gold price achieved by the Group decreased marginally from US$1,275 per equivalent ounce in the June quarter to US$1,265 per equivalent ounce in the September quarter. The average rand gold price increased marginally from R437,960 per kilogram to R441,520 per kilogram. The average US dollar gold price for the Ghanaian operations decreased marginally from US$1,285 per ounce in the June quarter to US$1,281 per ounce in the September quarter. The average US dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 8 per cent from US$1,212 per equivalent ounce in the June quarter to US$1,119 per equivalent ounce in the September quarter. The average Australian dollar gold price was similar at A$1,381 per ounce. The average US dollar/Rand exchange rate weakened by 2 per cent from R10.53 in the June quarter to R10.71 in the September quarter. The average Australian/US dollar exchange rate was similar at A$1.00 = US$0.93.
Revenue decreased by 6 per cent from US$747 million in the June quarter to US$699 million in the September quarter due to lower gold sold and the lower gold price achieved. Equivalent gold sold decreased by 6 per cent from 586,000 ounces in the June quarter to 552,800 ounces in the September quarter. This was due to 36,400 equivalent ounces lower sold at Cerro Corona as a result of delays in the shipping schedule due to poor weather conditions at the Salaverry port in Peru.
Operating costs
Net operating costs decreased by 5 per cent from US$436 million in the June quarter to US$414 million in the September quarter.
At the South Africa region, net operating costs at South Deep decreased by 7 per cent from R687 million (US$65 million) in the June quarter to R637 million (US$59 million) in the September quarter. This was mainly due to lower production, restructuring of the cost base as a result of voluntary retrenchments and lower consumables due to lower production.
At the West Africa region, net operating costs increased by 8 per cent from US$134 million in the June quarter to US$145 million in the September quarter. This increase in net operating costs was due to the higher operational tonnes mined and treated at Tarkwa.
At the South America region, net operating costs at Cerro Corona decreased by 47 per cent from US$51 million in the June quarter to US$27 million in the September quarter mainly due to a US$10 million build-up of concentrate inventory at the end of the September quarter compared with an US$11 million drawdown of concentrate at the end of the June quarter. The build-up of concentrate inventory at the end of the September quarter was due to delays in the shipping schedule at Salaverry port.
At the Australia region, net operating costs decreased marginally from A$199 million (US$185 million) in the June quarter to A$198 million (US$184 million) in the September quarter.
Operating profit
Operating profit for the Group decreased by 8 per cent from US$311 million in the June quarter to US$285 million in the September quarter due to the decrease in revenue, partially offset by the lower net operating costs.
Amortisation
Amortisation for the Group decreased by 14 per cent from US$175 million in the June quarter to US$151 million in the September quarter. This was mainly at the Australian operations due to a change in estimate in the depreciation calculation.
Other
Net interest paid for the Group was similar at US$19 million. In the September and June quarters, interest paid of US$26 million was partially offset by interest received of US$1 million and interest capitalised of US$6 million.
The share of equity accounted losses after taxation for the Group was similar at US$1 million and mainly related to the ongoing study and evaluation costs at the Far Southeast project (FSE).

Gold Fields Q3 2014 Results I 6
The gain on foreign exchange of US$6 million in the September quarter compared with US$1 million in the June quarter. These gains on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.
Share-based payments for the Group increased from US$5 million in the June quarter to US$6 million in the September quarter due to a lower forfeiture adjustment in the September quarter compared with the June quarter. Long-term employee benefits decreased from US$4 million in the June quarter to US$3 million in the September quarter and related to the long-term incentive scheme introduced this year. The lower benefits were due to mark-to-market adjustments. Together, the schemes were similar at US$9 million.
Other costs for the Group decreased from US$12 million in the June quarter to US$10 million in the September quarter.
Exploration and project costs
Exploration and project costs decreased from US$15 million in the June quarter to US$8 million in the September quarter mainly due to lower expenditure at Salarés Norte and Yanfolila which was sold in the June quarter.
Non-recurring items
Non-recurring expenses increased from US$8 million in the June quarter to US$12 million in the September quarter. The non-recurring expenses in the September quarter included retrenchment costs of US$16 million and other sundry items of US$1 million, partially offset by the profit on the sale of Chucapaca of US$5 million. The retrenchment costs was incurred mainly at South Deep (R122 million (US$11 million)) and St Ives (A$2 million (US$3 million)), where 539 and 59 employees, respectively, took voluntary separation packages during the September quarter.
The non-recurring expenses in the June quarter included retrenchment costs of US$2 million mainly at Tarkwa and South Deep, as well as A$4 million (US$4 million) on information technology conversions at the Yilgarn South assets.
Royalties
Government royalties for the Group were similar at US$22 million.
Taxation
The taxation charge for the Group of US$38 million in the September quarter compared with US$30 million in the June quarter. The increase in the September quarter was mainly due to a deferred tax charge as a result of the devaluation of the Peruvian Nuevo Sol against the US dollar over the past quarter.
Earnings
Net profit attributable to owners of the parent of US$19 million or US$0.03 per share in the September quarter compared with US$19 million or US$0.02 per share in the June quarter.
Headline earnings of US$14 million or US$0.02 per share in the September quarter compared with US$18 million or US$0.02 per share in the June quarter.
Normalised earnings of US$23 million or US$0.03 per share in the September quarter compared with US$25 million or US$0.03 per share in the June quarter.
Cash flow
Cash inflow from operating activities of US$206 million in the September quarter compared with US$220 million in the June quarter mainly as a result of higher tax and royalties paid, due to the timing thereof, and higher non-recurring items, partially offset by a US$22 million release of working capital in the September quarter compared with a US$4 million investment in working capital in the June quarter.
Cash outflow from investing activities decreased from US$156 million in the June quarter to US$62 million in the September quarter. This was mainly due to the proceeds from the disposal of Chucapaca of US$81 million, as well as a decrease in capital expenditure from US$153 million in the June quarter to US$144 million in the September quarter.
Cash inflow from operating activities less net capital expenditure and environmental payments (excluding the proceeds on the Chucapaca sale) amounted to US$63 million in the September quarter compared with US$65 million in the June quarter. The US$63 million in the September quarter comprised: US$91 million generated by the eight mining operations, less US$22 million of interest paid (this excludes any interest paid by the mines), US$6 million for exploration (this excludes any mine based brownfields exploration which is included in the US$91 million above) and US$nil on non-mine based costs. The US$65 million in the June quarter comprised: US$109 million generated by the eight mining operations, less US$22 million of interest paid (this excludes any interest paid by the mines), US$13 million for exploration (this excludes any mine based brownfields exploration which is included in the US$109 million above) and US$9 million on non-mine based costs.
In the South Africa region at South Deep, capital expenditure decreased from R194 million (US$19 million) in the June quarter to R191 million (US$18 million) in the September quarter. The majority of this expenditure was on development and infrastructure costs required in the build-up to full production.
At the West Africa region, capital expenditure decreased from US$46 million to US$45 million. Tarkwa was similar at US$42 million with expenditure mainly incurred on pre-stripping, the tailings storage facility and CIL optimisation project. Capital expenditure at Damang decreased from US$5 million to US$3 million with the majority of the expenditure on the tailings storage facility.
In the South America region at Cerro Corona, capital expenditure decreased from US$20 million in the June quarter to US$12 million in the September quarter following the installation of the jaw crusher in the June quarter. In the September quarter, the majority of the expenditure was on an additional raise of the tailings storage facility.
At the Australia region, capital expenditure increased from A$73 million (US$68 million) in the June quarter to A$75 million (US$69 million) in the September quarter. At St Ives, capital expenditure decreased from A$36 million (US$33 million) in the June quarter to A$29 million (US$27 million) in the September quarter, with expenditure mainly on pre-strip at the Neptune and Redback open pits. At Agnew/Lawlers,

Gold Fields Q3 2014 Results I 7
capital expenditure decreased from A$22 million (US$20 million) to A$21 million (US$19 million). At Darlot, capital expenditure was similar at A$5 million (US$5 million) and at Granny Smith, capital expenditure increased from A$11 million (US$10 million) in the June quarter to A$19 million (US$18 million) in the September quarter mainly due to additional expenditure on exploration, capital development and improvements to the processing plant.
Net cash outflow from financing activities of US$27 million in the September quarter compared with US$80 million in the June quarter. The outflow in the September quarter related to net repayments on offshore dollar loans of US$75 million, partially offset by an inflow of rand borrowings of R526 million (US$48 million).
The net cash inflow for the Group of US$103 million in the September quarter compared with an outflow of US$26 million in the June quarter. After accounting for a negative translation adjustment of US$7 million on offshore cash balances, the cash inflow for the September quarter was US$96 million. As a result, the cash balance increased from US$351 million at the end of June to US$446 million at the end of September.
All-in sustaining and total all-in cost
The World Gold Council has worked closely with its member companies to develop definitions for “all-in sustaining costs” and “all-in costs”. These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The “all-in sustaining costs” incorporate costs related to sustaining current production. The “all-in costs” include additional costs which relate to the growth of the Group.
Gold Fields adopted and implemented these metrics as from the June 2013 quarter. All-in sustaining costs and total all-in cost are reported on a per ounce basis – refer to the detailed tables on page 22 to page 25 of this report.
The Group all-in sustaining costs increased by 2 per cent from US$1,050 per ounce in the June quarter to US$1,074 per ounce in the September quarter mainly due to the lower gold sold and lower by-product credits, partially offset by the gold inventory credit to costs and lower sustaining capital expenditure. Total all-in cost increased marginally from US$1,093 per ounce in the June quarter to US$1,096 per ounce in the September quarter for the same reasons as all-in sustaining costs but partially offset by the lower non-sustaining capital expenditure and lower exploration, feasibility and evaluation costs.
In the South Africa region, at South Deep, all-in sustaining costs per kilogram increased by 22 per cent from R505,974 per kilogram (US$1,495 per ounce) to R616,306 per kilogram (US$1,790 per ounce) due to the lower gold sold and higher sustaining capital expenditure, partially offset by lower operating costs. The total all-in cost increased by 15 per cent from R570,575 per kilogram (US$1,685 per ounce) to R658,383 per kilogram (US$1,912 per ounce) due to the same reasons as for all-in sustaining costs, partially offset by lower non-sustaining capital expenditure.
At the West Africa region, all-in sustaining costs and total all-in cost per ounce increased by 4 per cent from US$1,084 per ounce in the June quarter to US$1,131 per ounce in the September quarter mainly due to higher operating costs.
At the South America region, all-in sustaining costs and total all-in cost per ounce decreased by 20 per cent from US$307 per ounce to US$245 per ounce mainly due to lower operating costs and a gold/copper inventory credit to costs in the September quarter compared with a charge to costs in the June quarter. In addition, lower sustaining capital expenditure was partially offset by the decrease in by-product credits and lower gold/copper sold. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 9 per cent from US$789 per equivalent ounce to US$718 per equivalent ounce.
At the Australia region, all-in sustaining costs and total all-in cost per ounce decreased by 5 per cent from A$1,118 per ounce (US$1,042 per ounce) in the June quarter to A$1,065 per ounce (US$990 per ounce) in the September quarter mainly due to an increase in gold sold.
Free cash flow margin
The Group has shifted focus from principally ounces of gold in production to cash generation, reflecting our new goal of a Group 15 per cent free cash flow margin at a gold price of US$1,300 per ounce. The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage. The FCF for the Group for the September quarter is calculated as follows:
September 2014
US$’m
US$/oz
Revenue*
661.8
1,273
Less: Cash outflow
(583.5)
1,123
- AIC
(569.7)
1,096
Adjusted for
Share-based payments (as non-cash)
6.2
12
Long-term employee benefits
2.9
6
Exploration, feasibility and evaluation costs outside of existing operations
6.4
12
- Tax paid (excluding royalties)
(29.3)
56
Free cash flow
78.3
151
FCF margin
12%
Gold sold only – 000’ounces
519.8
* Revenue from income statement at US$699.2 million less revenue from by-products in AIC at US$37.4 million equals US$661.8 million.
The Group achieved a FCF margin of 12 per cent in the September quarter at a gold price of US$1,265 per ounce compared with 18 per cent in the June quarter at a gold price of US$1,275 per ounce.
The lower FCF margin in the September quarter was mainly due to the lower gold price and higher tax paid, partially offset by lower all-in costs.
Balance sheet
Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,635 million at the end of June to US$1,498 million at the end of September, a US$137 million decrease. The net debt/EBITDA ratio at the end of the September quarter was

Gold Fields Q3 2014 Results I 8
1.40 calculated on the September quarter EBITDA annualised.
South Africa region
South Deep project
Sept
2014
June
2014
Gold produced - 000’oz
41.7
51.1
- kg
1,298
1,591
Yield - underground - g/t
5.52
5.66
- combined - g/t
5.25
5.43
All-in sustaining costs - R/kg
616,306
505,974
- US$/oz
1,790
1,495
Total all-in cost - R/kg
658,383
570,575
- US$/oz
1,912
1,685
Gold production decreased by 18 per cent from 1,591 kilograms (51,100 ounces) in the June quarter to 1,298 kilograms (41,700 ounces) in the September quarter. This was mainly as a result of a fatality which occurred on 18 July, the continuation of the ground support programme as announced on 29 May 2014 and the five day training initiative as part of the roster change over from the 4x4 mining cycle to a 7-2, 7-5 mining cycle.
The implementation of fit for purpose mechanised mining processes is ongoing. Most of the major repairs on equipment have been completed and the majority of the equipment is back in production. Receipt of new fleet has started with delivery of all ordered equipment scheduled to be completed by January 2015. Equipment that has been delivered is being deployed as scheduled and the remaining equipment will be deployed as it arrives on the mine.
Total tonnes milled decreased by 16 per cent from 293,000 tonnes in the June quarter to 247,000 tonnes in the September quarter due to the lower production. Total tonnes milled included 12,000 tonnes of off-reef development in the September quarter, similar to the June quarter. Underground reef yield decreased by 2 per cent from 5.66 grams per tonne to 5.52 grams per tonne due to cleaning related constraints in some of the higher grade mining areas. The combined yield (ore and waste) decreased from 5.43 grams per tonne to 5.25 grams per tonne due to the decrease in underground yield. The plant recovery factor increased marginally from 96.9 per cent to 97.0 per cent.
Development decreased by 21 per cent from 1,413 metres in the June quarter to 1,110 metres in the September quarter mainly due to the lead time for the purchase of a fit for purpose mining fleet for new mine development which has not yet been delivered. No new mine capital development (phase one, sub 95 level) was done during the September quarter compared with 38 metres in the June quarter pending the delivery of the new equipment. Vertical development decreased from 41 metres to 20 metres. Development in the current mine areas above 95 level decreased from 1,334 metres to 1,090 metres due to the fatality, safety related stoppages and the subsequent ground support programme and five day training initiative as part of the mining cycle change over. Destress mining decreased by 50 per cent from 6,822 square metres in the June quarter to 3,392 square metres in the September quarter also due to the safety related stoppages and ground support programmes.
During the September quarter, the current mine (95-level and above) contributed 78 per cent of the ore tonnes and the new mine (below 95-level) contributed 22 per cent. The long-hole stoping method accounted for 21 per cent of total ore tonnes mined.
Operating costs decreased by 7 per cent from R687 million (US$65 million) in the June quarter to R637 million (US$59 million) in the September quarter. This was mainly due to lower production, restructuring of the cost base as a result of 539 voluntary retrenchments and lower consumables associated with lower production.
An operating loss of R63 million (US$6 million) in the September quarter compared with an operating profit of R7 million (US$1 million) in the June quarter. This was mainly due to the lower gold sales, partially offset by the lower net operating costs.
Capital expenditure decreased from R194 million (US$19 million) to R191 million (US$18 million).
All-in sustaining cost increased from R505,974 per kilogram (US$1,495 per ounce) in the June quarter to R616,306 per kilogram (US$1,790 per ounce) in the September quarter due to the lower gold sold and higher sustaining capital expenditure, partially offset by the lower operating costs.
Total all-in cost increased from R570,575 per kilogram (US$1,685 per ounce) in the June quarter to R658,383 per kilogram (US$1,912 per ounce) in the September quarter. This was due to the lower gold sold and higher sustaining capital expenditure, partially offset by the lower operating costs and non-sustaining capital expenditure.
Sustaining capital expenditure increased from R90 million (US$9 million) to R137 million (US$13 million) while non-sustaining capital expenditure decreased from R104 million (US$10 million) to R54 million (US$5 million).
West Africa region
Ghana
Tarkwa
Sept
2014
June
2014
Gold produced - 000’oz
139.2
140.7
Yield - heap leach* - g/t
-
-
- CIL plant - g/t
1.22
1.29
- combined - g/t
1.22
1.29
All-in sustaining costs - US$/oz
1,096
1,026
Total all-in cost - US$/oz
1,096
1,026
* Heap leach produced 5,500 ounces in the September quarter (7,700 ounces in the June quarter), rinsed from inventory.
Gold production decreased by 1 per cent from 140,700 ounces in the June quarter to 139,200 ounces in the September quarter due to lower ounces from the heap leach operations.
Total tonnes mined, including capital stripping, decreased from 20.9 million tonnes in the June quarter to 19.8 million tonnes in the September quarter mainly due to low availability of blasted stock as a result of the ageing drill fleet. Drill performance increased significantly towards the end of the quarter after eight mid-life rigs were taken over from Damang.

Gold Fields Q3 2014 Results I 9
Ore tonnes mined decreased from 3.6 million tonnes to 3.5 million tonnes. Operational waste tonnes mined increased from 8.4 million tonnes to 9.5 million tonnes and capital waste tonnes mined decreased from 8.9 million tonnes to 6.8 million tonnes. The change in the mix of operational waste tonnes mined and capital waste tonnes mined were due to increased capacity at the CIL plant which necessitated an adjustment to the mining schedule in the short term to open up immediately accessible ore that could be mined and processed during the quarter. Head grade mined was similar at 1.33 grams per tonne. The strip ratio decreased from 4.8 to 4.6.
The CIL plant throughput increased from 3.20 million tonnes in the June quarter to 3.40 million tonnes in the September quarter due to the on-going CIL optimisation project. Realised yield from the CIL plant decreased from 1.29 grams per tonne to 1.22 grams per tonne due a lock up of 2,500 ounces at the end of the September quarter. The CIL plant production increased from 133,000 ounces in the June quarter to 133,700 ounces in the September quarter due to increased throughput.
The North heap leach section was discontinued in the March quarter with 192,000 tonnes stacked in that quarter. Gold production from heap leach operations decreased from 7,700 ounces in the June quarter to 5,500 ounces being rinsed in the September quarter.
Net operating costs, including gold-in-process movements, increased from US$90 million in the June quarter to US$97 million in the September quarter due to higher operational tonnes mined and treated.
Operating profit decreased from US$91 million in the June quarter to US$82 million in the September quarter as a result of the lower gold sold and the higher net operating costs.
Capital expenditure was similar at US$42 million with the majority of expenditure on pre-stripping, the tailings storage facility and CIL optimisation project.
All-in sustaining costs and total all-in cost per ounce increased from US$1,026 per ounce in the June quarter to US$1,096 per ounce in the September quarter due to the lower gold sold and higher operating costs.
Damang
Sept
2014
June
2014
Gold produced - 000’oz
42.8
40.5
Yield - g/t
1.42
1.32
All-in sustaining costs - US$/oz
1,245
1,282
Total all-in cost - US$/oz
1,245
1,282
Gold production increased by 6 per cent from 40,500 ounces in the June quarter to 42,800 ounces in the September quarter mainly due to higher grades mined.
Total tonnes mined, including capital stripping, decreased from 4.8 million tonnes in the June quarter to 4.5 million tonnes in the September quarter.
Ore tonnes mined remained the same at 1.0 million tonnes and operational waste tonnes mined decreased from 3.8 million tonnes in the June quarter to 3.5 million tonnes in the September quarter due to unavailability of the main loading unit (Ex201) during the quarter. The strip ratio decreased from 3.9 to 3.5.
The yield increased from 1.32 grams per tonne to 1.42 grams per tonne due to higher grades mined in the September quarter and also due to higher plant recovery. Higher yields are expected to continue into the foreseeable future.
Tonnes processed decreased from 0.95 million tonnes in the June quarter to 0.94 million tonnes in the September quarter. The decreased throughput was due to an unplanned plant shutdown during which both the ball and SAG mill gear boxes were replaced which resulted in running only the SAG mill for seven days, without the ball mill thus limiting the size of feed during that period.
Net operating costs, including gold-in-process movements, increased from US$44 million to US$47 million due to a higher drawdown of inventory in the September quarter.
Operating profit decreased from US$8 million in the June quarter to US$7 million in the September quarter due to the higher net operating costs.
Capital expenditure decreased from US$5 million to US$3 million due to timing of expenditure with the majority spent on resource drilling at the Huni and Juno pits.
All-in sustaining costs and total all-in cost per ounce decreased from US$1,282 per ounce in the June quarter to US$1,245 per ounce in the September quarter due to the higher gold sold and lower capital expenditure, partially offset by the higher operating costs.
South America region
Peru
Cerro Corona
Sept
2014
June
2014
Gold produced - 000’oz
39.9
34.8
Copper produced - tonnes
8,233
7,948
Total equivalent gold produced - 000’ eqoz
84.7
76.8
Total equivalent gold sold - 000’ eqoz
60.3
96.7
Yield - gold - g/t
0.77
0.65
- copper - %
0.51
0.48
- combined - g/t
1.56
1.38
All-in sustaining costs - US$/oz
245
307
Total all-in cost - US$/oz
245
307
AISC per equivalent ounce* - US$/oz
718
789
AIC per equivalent ounce* - US$/oz
718
789
Gold price** - US$/oz
1,291
1,287
Copper price** - US$/t
7,009
6,759
* Refer to page 22 and 24 for calculations. ** Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production increased by 15 per cent from 34,800 ounces in the June quarter to 39,900 ounces in the September quarter. Copper production increased by 4 per cent from 7,948 tonnes in the June quarter to 8,233 tonnes in the September quarter. Equivalent gold production increased by 10 per cent from 76,800 ounces to 84,700 ounces mainly due to an increase in copper and gold head grades treated. Gold head grade increased from 1.01 grams per tonne to 1.13 grams per tonne and copper head grade increased from 0.57 per cent to 0.59 per cent. The increase in gold and

Gold Fields Q3 2014 Results I 10
copper grades was due to sequencing and is expected to continue in the December quarter. Gold recoveries increased from 64.7 per cent to 67.9 per cent and copper recoveries increased from 84.1 per cent to 86.6 per cent, resulting from higher head grades.
In the September quarter, concentrate with a payable content of 27,346 ounces of gold was sold at an average price of US$1,289 per ounce and 6,045 tonnes of copper was sold at an average price of US$6,190 per tonne, net of treatment and refining charges. This compared with 42,902 ounces of gold that was sold at an average price of US$1,285 per ounce and 10,210 tonnes of copper that was sold at an average price of US$5,975 per tonne, net of treatment and refining charges in the June quarter. Total equivalent gold sales decreased by 38 per cent from 96,700 ounces in the June quarter to 60,300 ounces in the September quarter due to delays in the shipping schedule in September due to poor weather conditions at the Salaverry port.
Tonnes mined increased by 3 per cent from 3.55 million tonnes in the June quarter to 3.64 million tonnes in the September quarter. Ore mined increased from 1.78 million tonnes to 1.85 million tonnes. The strip ratio decreased from 1.00 to 0.97 in line with the mining sequence.
Ore processed decreased by 2 per cent from 1.73 million tonnes in the June quarter to 1.69 million tonnes in the September quarter mainly due to a decrease in plant throughput from 834 tonnes per hour in the June quarter to 809 tonnes per hour in the September quarter as a result of harder material treated. Gold yield increased from 0.65 grams per tonne to 0.77 grams per tonne and copper yield increased from 0.48 per cent to 0.51 per cent due to higher head grade mined.
Net operating costs, including gold-in-process movements, decreased by 47 per cent from US$51 million in the June quarter to US$27 million in the September quarter. The lower cost was mainly due to an increase in concentrate inventory at the end of the September quarter.
Operating profit decreased from US$66 million in the June quarter to US$41 million in the September quarter mainly due to lower gold/copper sold, partially offset by lower net operating costs.
Capital expenditure decreased from US$20 million in the June quarter to US$12 million in the September quarter mainly due to the installation of a jaw-crusher in the processing plant in the June quarter.
All-in sustaining costs and total all-in cost per ounce decreased by 20 per cent from US$307 per ounce to US$245 per ounce mainly due to lower operating costs and gold inventory credit to costs in the September quarter compared with a charge to costs in the June quarter. In addition, lower sustaining capital expenditure was partially offset by the decrease in by-product credits and lower gold/copper sold. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 9 per cent from US$789 per equivalent ounce to US$718 per equivalent ounce.
Australia region
St Ives
Sept
2014
June
2014
Gold produced - 000’oz
88.7
83.4
Yield - underground - g/t
4.06
3.75
- heap leach* - g/t
-
-
- surface - g/t
1.01
1.08
- combined - g/t
2.31
2.20
All-in sustaining costs - A$/oz
1,235
1,472
- US$/oz
1,149
1,372
Total all-in cost - A$/oz
1,235
1,472
- US$/oz
1,149
1,372
* Heap leach produced 2,700 ounces, rinsed from inventory.
Gold production increased by 6 per cent from 83,400 ounces in the June quarter to 88,700 ounces in the September quarter.
At the underground operations, ore mined increased by 6 per cent from 480,000 tonnes in the June quarter to 508,000 tonnes in the September quarter as a direct result of increased tonnes from Hamlet operations. The average grade of ore mined decreased from 4.03 grams per tonne to 3.97 grams per tonne.
At the open pit operations, total ore tonnes mined increased marginally from 341,000 tonnes at 1.65 grams per tonne mined in the June quarter to 343,000 tonnes at 2.25 grams per tonne mined in the September quarter. The increased mined grade reflects the delivery of Neptune high grade tonnes late in the September quarter. However, the increase in mined grade is not reflected in the yield as most of the high grade Neptune ore mined at the end of September was not processed by the end of the quarter. Operational waste tonnes mined were similar at 1.2 million tonnes, while capital waste tonnes mined decreased from 3.8 million tonnes in the June quarter to 3.3 million tonnes in the September quarter due to completion of pre-stripping in Neptune stage 1 and Redback pits. Dewatering of pits remains a priority to facilitate the efficient mining of the lake based and paleo channel operations. Rain has continued to inhibit the open pit operations with 2014 the wettest year for many years. The strip ratio decreased from 14.8 in the June quarter to 13.1 in the September quarter.
Throughput at the Lefroy mill increased from 1.14 million tonnes to 1.16 million tonnes. Yield increased from 2.20 grams per tonne to 2.31 grams per tonne. Gold production from the Lefroy plant increased from 80,900 ounces in the June quarter to 86,000 ounces in the September quarter mainly due to a higher mix of underground ore compared to surface ore which typically increases the head grade. Following the cessation of stacking activities at the end of 2012, irrigation of the existing heap leach pad continued and a further 2,700 ounces were produced in the September quarter compared with 2,500 ounces produced in the June quarter. Since cessation of stacking activities a total of 18,100 ounces have been produced.
Net operating costs, including gold-in-process movements, decreased from A$80 million (US$75 million) in the June quarter to A$75 million (US$70 million) in the September quarter. This was mainly due to a reduction in operating costs driven by cost saving initiatives, including redundancies undertaken to adjust to the lower gold price. Further cost

Gold Fields Q3 2014 Results I 11
reductions also accrued due to the credit to costs arising from the ore delivery from the Neptune pit not yet processed through the CIL plant.
Operating profit increased from A$37 million (US$34 million) in the June quarter to A$48 million (US$45 million) in the September quarter due to increased gold sales and lower net operating costs.
Capital expenditure decreased from A$36 million (US$33 million) in the June quarter to A$29 million (US$27 million) in the September quarter due to lower pre-stripping in the open pit operations.
All-in sustaining costs and total all-in cost per ounce decreased from A$1,472 per ounce (US$1,372 per ounce) in the June quarter to A$1,235 per ounce (US$1,149 per ounce) in the September quarter due to the increased gold sold, lower operating costs and lower capital expenditure.
Ore supply from the Neptune high grade pit commenced in the latter part of the September quarter. In addition, early works for the Invincible pit, which is expected to provide open pit ore for the next three years, has commenced.
Agnew/Lawlers
Sept
2014
June
2014
Gold produced - 000’oz
72.2
66.0
Yield - underground - g/t
7.02
6.79
- surface - g/t
-
3.00
- combined - g/t
7.02
6.78
All-in sustaining costs - A$/oz
1,025
1,083
- US$/oz
953
1,010
Total all-in cost - A$/oz
1,025
1,083
- US$/oz
953
1,010
Gold production increased by 9 per cent from 66,000 ounces in the June quarter to 72,200 ounces in the September quarter.
Ore mined from underground increased by 8 per cent from 298,800 tonnes in the June quarter to 322,700 tonnes in the September quarter and head grade increased from 7.53 grams per tonne to 7.91 grams per tonne. The improved grade was due to higher grade areas being mined at both the Waroonga and New Holland mines.
Tonnes processed increased from 303,000 tonnes in the June quarter to 320,000 tonnes in the September quarter. The combined yield increased from 6.78 grams per tonne to 7.02 grams per tonne reflecting the higher underground grades.
Net operating costs, including gold-in-process movements, increased from A$47 million (US$43 million) in the June quarter to A$50 million (US$46 million) in the September quarter. The increase reflects the increased tonnes mined and processed.
Operating profit increased from A$44 million (US$41 million) in the June quarter to A$50 million (US$47 million) in the September quarter due to the higher gold sold, partially offset by higher net operating costs.
Capital expenditure decreased marginally from A$22 million (US$20 million) in the June quarter to A$21 million (US$19 million) in the September quarter.
All-in sustaining costs and total all-in cost per ounce decreased from A$1,083 per ounce (US$1,010 per ounce) in the June quarter to A$1,025 per ounce (US$953 per ounce) in the September quarter mainly due to increased gold sold, partially offset by higher operating costs.
Darlot
Sept
2014
June
2014
Gold produced - 000’oz
22.3
22.9
Yield - g/t
5.09
5.53
All-in sustaining costs - A$/oz
1,316
1,316
- US$/oz
1,224
1,228
Total all-in cost - A$/oz
1,316
1,316
- US$/oz
1,224
1,228
Gold production decreased by 3 per cent from 22,900 ounces in the June quarter to 22,300 ounces in the September quarter.
Ore mined from underground increased from 133,000 tonnes to 135,000 tonnes. The increase was due to an increase in development ore. Head grade decreased from 5.63 grams per tonne in the June quarter to 5.02 grams per tonne in the September quarter. The decreased grade was in line with the mining schedule.
Tonnes processed increased from 129,000 tonnes in the June quarter to 136,000 tonnes in the September quarter. The yield decreased from 5.53 grams per tonne to 5.09 grams per tonne reflecting the lower grades mined.
Net operating costs, including gold-in-process movements were similar at A$23 million (US$22 million).
Operating profit was similar at A$8 million (US$7 million).
Capital expenditure was similar at A$5 million (US$5 million). Capital expenditure was primarily on exploration and capital development.
All-in sustaining costs and total all-in cost per ounce were similar at A$1,316 per ounce (US$1,224 per ounce).
Granny Smith
Sept
2014
June
2014
Gold produced - 000’oz
85.6
84.6
Yield - g/t
7.41
7.32
All-in sustaining costs - A$/oz
852
742
- US$/oz
792
692
Total all-in cost - A$/oz
852
742
- US$/oz
792
692
Gold production increased by 1 per cent from 84,600 ounces in the June quarter to 85,600 ounces in the September quarter.
Ore mined from underground increased from 373,000 tonnes to 376,000 tonnes but head grade mined decreased from 8.10 grams per tonne in the June quarter to 7.70 grams per tonne in the September quarter. The reduction in grade

Gold Fields Q3 2014 Results I 12
mined was due to mining in lower grade areas in line with the mining sequence.
Tonnes processed increased marginally from 359,000 tonnes in the June quarter to 360,000 tonnes in the September quarter. The yield increased from 7.32 grams per tonne to 7.41 grams per tonne mainly due to a drawdown of 1,800 ounces of gold-in-circuit in the September quarter.
Net operating costs, including gold-in-process movements, increased from A$48 million (US$45 million) in the June quarter to A$50 million (US$46 million) in the September quarter mainly due to the drawdown of gold-in-circuit.
Operating profit was similar at A$67 million (US$62 million).
Capital expenditure increased from A$11 million (US$10 million) in the June quarter to A$19 million (US$18 million) in the September quarter. Capital expenditure was incurred mainly on exploration, capital development and improvements to the processing plant.
All-in sustaining costs and total all-in cost per ounce increased from A$742 per ounce (US$692 per ounce) in the June quarter to A$852 per ounce (US$792 per ounce) in the September quarter mainly due to an increase in capital expenditure.
Quarter ended 30 September 2014 compared with quarter ended 30 September 2013
Group attributable equivalent gold production, increased by 13 per cent from 496,000 ounces for the September 2013 quarter to 559,000 ounces for the September 2014 quarter, mainly due to the inclusion of production from the Yilgarn South assets in the September 2014 quarter.
At the South Africa region, gold production at South Deep, decreased by 49 per cent from 2,547 kilograms (81,900 ounces) in the September 2013 quarter to 1,298 kilograms (41,700 ounces) in the September 2014 quarter, mainly due to a fatal accident, continued ground support remediation as announced on 29 May 2014 and safety stoppages in the September 2014 quarter.
At the West Africa region, total managed gold production decreased by 7 per cent from 195,500 ounces in the September 2013 quarter to 182,000 ounces in the September 2014 quarter. At Tarkwa, gold production decreased by 15 per cent from 162,900 ounces to 139,200 ounces mainly due to the cessation of crushing and stacking operations at the heap leach facilities. At Damang, gold production increased by 31 per cent from 32,600 ounces to 42,800 ounces mainly due to the implementation of the recovery plan earlier in the year and higher head grade mined in the September 2014 quarter.
At the South America region, gold equivalent production at Cerro Corona decreased by 7 per cent from 90,700 ounces in the September 2013 quarter to 84,700 ounces in the September 2014 quarter mainly due to lower ore processed and lower gold and copper grades.
At the Australia region, gold production increased by 80 per cent from 149,100 ounces in the September 2013 quarter to 268,800 ounces in the September 2014 quarter mainly due to the acquisition of the Yilgarn South assets. At St Ives, gold production decreased by 15 per cent from 103,800 ounces to 88,700 ounces, mainly due to the closure of Argo and lower underground head grade. At Agnew/Lawlers, gold production increased by 60 per cent from 45,200 ounces to 72,200 ounces, mainly due to the inclusion of Lawlers. At Darlot and Granny Smith gold production amounted to 22,300 ounces and 85,600 ounces, respectively.
Income statement
Revenue increased by 2 per cent from US$683 million in the September 2013 quarter to US$699 million in the September 2014 quarter due to the higher gold sold, partially offset by the lower gold price received. The average gold price decreased by 4 per cent from US$1,315 per ounce to US$1,265 per ounce. The average Rand/US dollar exchange rate weakened by 7 per cent from R9.98 in the September 2013 quarter to R10.71 in the September 2014 quarter. The average Australian/US dollar exchange rate weakened by 1 per cent from A$1.00 = US$0.92 to A$1.00 = US$0.93.
Net operating costs increased by 4 per cent from US$400 million to US$414 million due to the inclusion of the Yilgarn South assets.
At South Deep in South Africa, net operating costs decreased by 23 per cent from R832 million (US$84 million) in the September 2013 quarter to R637 million (US$59 million) in the September 2014 quarter. This was mainly due to the lower production as well as cost restructuring, partially offset by annual wage increases and normal inflationary increases. All-in sustaining costs of R616,306 per kilogram (US$1,790 per ounce) and total all-in cost of R658,383 per kilogram (US$1,912 per ounce) in the September 2014 quarter compared with R464,500 per kilogram (US$1,446 per ounce) and R513,149 per kilogram (US$1,599 per ounce), respectively, in the September 2013 quarter.
At the West Africa region, net operating costs decreased by 13 per cent from US$166 million in the September 2013 quarter to US$145 million in the September 2014 quarter. All-in sustaining costs and total all-in cost for the region amounted to US$1,131 per ounce in the September 2014 quarter compared with US$1,224 per ounce in the September 2013 quarter. At Tarkwa, net operating costs decreased by 23 per cent from US$126 million to US$97 million. Good cost control as well as lower contractor and consumable stores costs due to the heap leach closure were partially offset by annual wage increases and increased power rates. Net operating costs were also lower due to a US$3 million gold-in-process credit to cost in the September 2014 quarter, compared with a US$10 million drawdown of stockpiles in the September 2013 quarter. All-in sustaining costs and total all-in cost amounted to US$1,096 per ounce in the September 2014 quarter compared with US$1,124 per ounce in the September 2013 quarter. At Damang, net operating costs increased by 15 per cent from US$41 million to US$47 million due to a US$3 million charge to costs in the September 2014 quarter compared with a US$5 million credit to cost in the September 2013 quarter. All-in sustaining costs and total all-in cost amounted to US$1,245 per ounce in the September 2014 quarter compared with US$1,727 per ounce in the September 2013 quarter.
At Cerro Corona in South America, net operating costs decreased by 33 per cent from US$40 million in the September 2013 quarter to US$27 million in the September 2014 quarter. This was mainly due to a US$10 million build-

Gold Fields Q3 2014 Results I 13
up of concentrate inventory in the September 2014 quarter compared with US$2 million in the September 2013 quarter. All-in sustaining costs and total all-in cost amounted to US$245 per ounce in the September 2014 quarter compared with negative US$21 per ounce in the September 2013 quarter. All-in sustaining costs and total all-in cost, on a gold equivalent basis amounted to US$718 per ounce in the September 2014 quarter compared with US$609 per ounce in the September 2013 quarter.
At the Australia region, net operating costs increased by 64 per cent from A$121 million (U$110 million) in the September 2013 quarter to A$198 million (U$184 million) in the September 2014 quarter mainly due to the inclusion of the Yilgarn South assets. All-in sustaining costs and total all-in cost for the region amounted to A$1,065 per ounce (U$990 per ounce) in the September 2014 quarter compared with A$1,129 per ounce (U$1,033 per ounce) in the September 2013 quarter.
At St Ives, net operating costs decreased from A$94 million (US$86 million) to A$75 million (US$70 million) mainly due to lower surface operational waste tonnes mined in the September 2014 quarter as well as cost improvements and a A$2 million (US$1 million) build-up of gold-in-process in the September 2014 quarter compared with a A$3 million (US$3 million) drawdown in the September 2013 quarter. All-in sustaining costs and total all-in cost for St Ives amounted to A$1,235 per ounce (US$1,149 per ounce) in the September 2014 quarter compared with A$1,220 per ounce (US$1,116 per ounce) in the September 2013 quarter.
At Agnew/Lawlers, net operating costs increased by 85 per cent from A$27 million (US$24 million) to A$50 million (US$46 million) due to additional costs from Lawlers which were not included in the September 2013 costs. All-in sustaining costs and total all-in cost for Agnew/Lawlers amounted to A$1,025 per ounce (US$953 per ounce) in the September 2014 quarter compared with A$920 per ounce (US$842 per ounce) in the September 2013 quarter. At Darlot and Granny Smith, net operating costs were A$23 million (US$22 million) and A$50 million (US$46 million), respectively, in the September 2014 quarter. All-in sustaining costs and total all-in cost for Darlot and Granny Smith amounted to A$1,316 per ounce (US$1,224 per ounce) and A$852 per ounce (US$792 per ounce), respectively, in the September 2014 quarter.
The Group all-in sustaining costs of US$1,074 per ounce and total all-in cost of US$1,096 per ounce in the September 2014 quarter compared with US$1,089 per ounce and US$1,176 per ounce, respectively, in the September 2013 quarter.
Operating profit increased from US$283 million to US$285 million as a result of the above.
Amortisation for the Group increased from US$148 million in the September 2013 quarter to US$151 million in the September 2014 quarter due to the inclusion of the Yilgarn South assets, partially offset by lower amortisation at South Deep due to its lower production and the change in estimate in the depreciation calculation at the Australian operations.
Net interest paid increased marginally from US$18 million to US$19 million.
The share of equity accounted losses after taxation decreased from US$2 million to US$1 million and mainly related to the ongoing study and evaluation costs at the Far Southeast project (FSE).
Exploration expenditure, which is all greenfields expenditure (brownfields expenditure is capitalised), decreased from US$14 million to US$8 million due to lower expenditure at Salarés Norte and Yanfolila and deliberate closure of all other greenfields exploration projects as announced on 22 August 2013.
Non-recurring costs of US$12 million in the September 2014 quarter compared with US$2 million in the September 2013 quarter. The non-recurring expenses in the September 2014 quarter included retrenchment costs mainly at South Deep and St Ives, partially offset by the profit on the sale of Chucapaca of US$5 million.
The non-recurring expenses in the September 2013 quarter included US$5 million relating to the restructuring costs across the Group and US$8 million relating to the impairment of the Group’s investment in Orsu Metals Corporation. This was partially offset by the sale of 7,820,169 shares in Northam Platinum Limited at a gain of US$13 million.
Royalties of US$22 million in the September 2014 quarter compared with US$20 million in the September 2013 quarter, in line with the higher revenue.
Taxation was similar at US$38 million.
Net earnings of US$19 million in the September 2014 quarter compared with US$9 million in the September 2013 quarter.
Normalised earnings of US$23 million in the September 2014 quarter compared with US$12 million in the September 2013 quarter.
Cash flow
Cash inflow from operating activities of US$206 million in the September 2014 quarter compared with US$159 million in the September 2013 quarter mainly due to higher profit from the operations and a US$22 million release of working capital in the September 2014 quarter compared with US$14 million in the September 2013 quarter, as well as lower royalties and taxation paid in the September 2014 quarter.
Cash outflows from investing activities decreased from US$166 million to US$62 million, mainly due to proceeds from the disposal of Chucapaca of US$81 million as well as lower capital expenditure in the September 2014 quarter.
Capital expenditure decreased from US$156 million in the September 2013 quarter to US$144 million in the September 2014 quarter mainly due to key infrastructure required for the production build-up having been largely completed at South Deep. This was partially offset by increased expenditure in the Australia region as a result of the acquisition of the Yilgarn South assets. At the South Africa region, capital expenditure at South Deep decreased from R456 million (US$45 million) to R191 million (US$18 million) due to key infrastructure required for the production build-up having been largely completed at the end of December 2013.
At the West Africa region, capital expenditure decreased from US$58 million to US$45 million mainly due to no capital waste strip at Damang. In South America, at Cerro Corona, capital expenditure decreased from US$13 million to US$12

Gold Fields Q3 2014 Results I 14
million due to lower expenditure on the tailings storage facility. At the Australia region, capital expenditure increased from A$40 million (US$36 million) to A$75 million (US$69 million) due to the inclusion of the Yilgarn South assets.
Net cash outflow from financing activities of US$27 million in the September 2014 quarter compared with net cash inflow of US$44 million in the September 2013 quarter. Both related to long term and short term loans received and repaid.
The net cash inflow of US$103 million in the September 2014 quarter compared with US$37 million in the September 2013 quarter. After accounting for a negative translation adjustment of US$7 million, the cash inflow in the September 2014 quarter was US$96 million. The cash balance at the end of September 2014 was US$446 million compared with US$495 million at the end of September 2013.
Corporate
South Deep tax dispute
The South Deep mine (“South Deep”) is jointly owned and operated by GFI Joint Venture Holdings (Proprietary) Limited (“GFI”) (50%) and Gold Fields Operations Limited (“GFO”) (50%).
As at 30 September 2014 South Deep’s gross deferred tax asset balance amounted to R6, 407 million (US$574 million). This amount is included in the consolidated deferred tax liability of US$413 million per the Balance Sheet. South Deep’s gross deferred tax asset comprises unredeemed capital expenditure balances of R2, 502 million (US$224 million) at GFI and R2, 250 million (US$201 million) at GFO, a capital allowance balance (“Additional Capital Allowance”) of R688 million (US$62 million) at GFI and an assessed loss of R967 million (US$87 million) at GFO.
During the September quarter, the South African Revenue Service (“SARS”) issued a Finalisation of Audit Letter (“the Audit Letter”) stating that SARS has restated GFI’s Additional Capital Allowance balance reflected on its 2011 tax return from R2, 292 million to nil. The tax effect of this amount is R688 million (R2, 292 million x 30%) that being the amount referred to above as Additional Capital Allowance.
The Additional Capital Allowance was claimed by GFI in terms of section 36(11)(c) of the South African Income Tax Act, 1962 (“the Act”). The Additional Capital Allowance provides an incentive for new mining development and only applies to unredeemed capital expenditure. The Additional Capital Allowance allows a 12 per cent capital allowance over and above actual capital expenditure incurred on developing a deep level gold mine, as well as a further annual 12 per cent allowance on the mine’s unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income i.e. when all tax losses and unredeemed capital expenditure have been fully utilised.
In order to qualify for the Additional Capital Allowance, South Deep must qualify as a “post 1990 gold mine” as defined in the Act. A “post 1990 gold mine” according to the Act is defined as ‘a gold mine which, in the opinion of the Director-General: Mineral and Energy Affairs, is an independent workable proposition and in respect of which a mining authorisation for gold mining was issued for the first time after 14 March 1990’.
During 1999, the Director General: Minerals and Energy Affairs (“DME”) and SARS confirmed, in writing, that GFI is a “post 1990 gold mine” as defined, and therefore qualified for the Additional Capital Allowance. GFI subsequently filed its tax returns on this basis, as was confirmed by the DME and SARS.
In the Audit Letter, SARS stated that both the DME and SARS erred in issuing the confirmations as mentioned above and that GFI does not qualify as a “post 1990 gold mine” and therefore does not qualify for the Additional Capital Allowance.
The Group has taken legal advice on the matter and believes that SARS should not be allowed to disallow the Additional Capital Allowance. GFI has in the meantime formally lodged an objection to the SARS’ disallowance and will vigorously defend its position.
Dealing with occupational lung disease
On 18 November 2014, Gold Fields, Anglo American South Africa, AngloGold Ashanti, Harmony and Sibanye (“the companies”) announced that they have formed an industry working group to address issues relating to compensation and medical care for occupational lung disease (OLD) in the gold mining industry in South Africa.
The companies intend to engage all stakeholders in order to work together to design and implement a comprehensive solution that is both fair to past, present and future gold mining employees, and also sustainable for the sector.
To this end, the companies are arranging initial meetings with the departments of health, labour and mineral resources, organised labour, legal representatives of claimants and other mining companies. It is intended that this will lead to an intensive engagement process during 2015 which is designed to lead to a comprehensive solution.
The companies believe that fairness and sustainability are necessary to any comprehensive solution. The solution needs to be a product of the engagement process that has been initiated.
The companies are among respondent companies in a number of lawsuits related to occupational lung disease. These companies do not believe that they are liable in respect of the claims brought, and they are defending these. The companies do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue.
The companies active in gold mining have been working for many years to try to eliminate the incidence of occupational lung disease through improved underground dust management and other measures. These efforts continue.
Litigation statement
On 21 August 2008, Gold Fields Operations Limited, formerly known as Western Areas Limited (“WAL”), a subsidiary of Gold Fields Limited, received a summons from Randgold and Exploration Company Limited (“R&E”) and African Strategic Investment Holdings Limited. The summons claims that

Gold Fields Q3 2014 Results I 15
during the period that WAL was under the control of Brett Kebble, Roger Kebble and others, WAL assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One. The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One shares between the dates of the alleged thefts and March 2008 (between R11 billion and R12 billion). The quantifiable alternative claims have been computed on the basis of the actual amounts allegedly received by Gold Fields Operations to fund its operations (approximately R521 million).
It should be noted that the claims lie only against Gold Fields Operations Limited, whose only interest is a 50 per cent stake in the South Deep mine. This alleged liability is historic and relates to a period of time prior to the Group purchasing the company. Gold Fields Operations Limited’s assessment remains that it has sustainable defences to these claims and, accordingly, Gold Fields Operation Limited’s attorneys were instructed to vigorously defend the claims.
Native Title Claim
Gold Fields advised the market on 7 July 2014 that a decision had been handed down by a single judge of the Federal Court of Australia on 3 July 2014, in which the Court had accepted the submissions of the Ngadju People that the re-grant of certain St Ives’ tenements by the State of Western Australia in 2004 was not compliant with the correct processes set out in the Native Title Act 1993 (Cth), and as such, the re-granted tenements are invalid to the extent the exercise of rights under the tenements is inconsistent with the Ngadju People’s native title rights. The parties are now undertaking a process of agreeing the terms of the determination, which will give effect to the decision. It is expected that the determination will be made before the end of 2014.
The decision does not affect the grant of mining tenure to St Ives under the Mining Act 1978 (WA). St Ives still validly holds all of the tenements which underpin its mining operations at St Ives, and as these proceedings are not an action against St Ives for failure to take certain steps, the Court has no ability to impose any sort of penalty against St Ives. Operations at St Ives will continue as usual pending the outcome of the determination process.
The parties have provided input to the Court on the form of determination (which will give effect to this decision), and the final determination of the matter is expected to be made onFriday 21 November 2014. Operations at St Ives have continued as usual during this process.
Gold Fields is both surprised and disappointed by this finding, and remains strongly of the view that it has at all times complied with its obligations under the Native Title Act 1993 (Cth) in respect of its dealings with these tenements. Once the determination has been made, Gold Fields will immediately appeal the decision to the Full Court of the Federal Court of Australia (3 Judges), and, if necessary, the High Court of Australia. Gold Fields will also take all steps necessary to ensure that the St Ives operations are unaffected whilst this matter is resolved through the relevant Court processes.
SEC investigation
There is no further update from what was said in the June quarter and in the Annual Report released earlier this year.
Outlook
Attributable equivalent gold production for the Group for the year ending December 2014 is forecast at around 2.2 million gold ounces as announced on 13 February 2014.
Revised guidance was published on 20 October 2014 as follows: all-in sustaining cost is forecast at US$1,090 per ounce down from US$1,125 per ounce and total all in cost is forecast at US$1,130 per ounce down from US$1,150 per ounce as guided on 13 February 2014.
Capital expenditure for the year is forecast at US$640 million.
The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 4 and 28.
Basis of accounting
The unaudited condensed consolidated quarterly financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.
The accounting policies applied in the preparation of these quarterly financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.
N.J. Holland Chief Executive Officer 20 November 2014

Gold Fields Q3 2014 Results I 16
The financial statements are presented on a condensed consolidated basis
Income statement
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2014
June
2014
September
2013
September
2014
September
2013
Revenue
699.2
747.0 683.3
2,160.8
2,125.6
Operating costs, net
(414.3)
(435.9)
(400.4)
(1,272.9)
(1,198.5)
- Operating costs
(423.7)
(424.5)
(396.2)
(1,278.4)
(1,195.1)
- Gold inventory change
9.4
(11.4)
(4.2)
5.5
(3.4)
Operating profit
284.9
311.1 282.9
887.9
927.1
Amortisation and depreciation
(151.3)
(174.6) (148.4
(484.6)
(428.1)
Net operating profit
133.6
136.5 134.5
403.3
499.0
Net interest paid
(19.4)
(18.8)
(18.3)
(57.1)
(42.2)
Share of equity accounted earnings after taxation
(1.4)
(0.9)
(2.2)
(2.9)
(16.5)
Gain/(loss) on foreign exchange
6.1
0.8
(4.7
7.1
7.9
(Loss)/gain on financial instruments
-
(0.1)
5.0
(0.1)
1.0
Share-based payments
(6.2)
(5.0)
(11.7)
(22.3)
(37.3)
Long-term employee benefits
(2.9)
(3.9)
-
(6.8)
-
Other
(9.9)
(12.0
(4.5)
(33.2)
(22.1)
Exploration and project costs
(8.3)
(14.7
(13.8)
(34.9)
(59.0)
Feasibility and evaluation costs
-
-
(12.3)
-
(37.2)
Profit before royalties, taxation and non-recurring items
91.6
81.9
72.0
253.1
293.6
Non-recurring items
(12.3)
(8.2) (2.2)
(47.2)
(188.8)
Profit before royalties and taxation
79.3
73.7
69.8
205.9
104.8
Royalties
(21.6)
(21.8)
(19.6
(65.4)
(66.0)
Profit before taxation
57.7
51.9
50.2
140.5
38.8
Mining and income taxation
(37.8)
(29.6) (38.4)
(96.1)
(128.4)
- Normal taxation
(46.0)
(24.1 (45.9)
(88.0)
(133.0)
- Deferred taxation
8.2
(5.5) 7.5
(8.1)
4.6
Net profit/(loss) from continuing operations
19.9
22.3
11.8
44.4
(89.6)
Net (loss)/profit from discontinued operations
-
-
(8.0)
*
-
271.1
Net (loss)/profit from discontinued operations
-
- (1.5)
-
52.0
Net (loss)/profit on distribution of discontinued operations
-
-
(6.5)
-
219.1
Net profit
19.9
22.3 3.8
44.4
181.5
Attributable to:
- Owners of the parent
19.1
19.5
1.4
38.3
178.5
- Non-controlling interest
0.8
2.8 2.4
6.1
3.0
Non-recurring items:
(Loss)/profit on sale of investments
-
(0.8)
13.1
(0.8)
13.4
Profit on sale of Chucapaca
4.6
-
-
4.6
-
Profit/(loss) on sale of assets
1.2
(2.6) 0.2
(1.4)
0.3
Restructuring costs
(15.8)
(2.2) (5.1)
(36.6)
(18.6)
Impairment of stockpiles and consumables
-
- -
-
(59.0)
Impairment of investments and assets
(0.6)
4.5 (9.0)
(1.2)
(78.2)
Other
(1.7)
(7.1)
(1.4)
(11.8)
(46.7)
Total non-recurring items
(12.3)
(8.2)
(2.2)
(47.2)
(188.8)
Taxation
4.6
2.9
(1.5)
14.2
45.8
Net non-recurring items after tax
(7.7)
(5.3)
(3.7)
(33.0)
(143.0)
Net earnings/(loss) from continuing operations
19.1
19.5 9.4
38.3
(92.6)
Net (loss)/earnings from discontinued operations
-
- (8.0)
-
271.1
Net earnings/(loss) per share (cents) from continuing operations
3
2 1
5
(13)
Net (loss)/earnings per share (cents) from discontinued operations
-
- (1)
-
37
Diluted earnings/(loss) per share (cents) from continuing operations
3
2 1
5
(13)
Diluted (loss)/earnings per share (cents) from discontinued operations
-
-
(1)
-
37
Headline earnings/(loss) from continuing operations
14.4
17.6
8.2
36.8
(48.4)
Headline (loss)/earnings from discontinued operations
-
-
1.5)
-
52.0
Headline earnings/(loss) per share (cents) from continuing operations
2
2
1
5
(7)
Headline earnings per share (cents) from discontinued operations
-
- -
-
7
Diluted headline earnings/(loss) per share (cents) from continuing operations
2
2
1
5
(7)
Diluted headline earnings per share (cents) from discontinued operations
-
-
-
-
7
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations
23.1
24.6
11.8
68.2
44.1
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) – continuing operations
3
3
2
9
6
South African rand/United States dollar conversion rate
10.71
10.53
9.98
10.70
9.42
United States dollar/Australian dollar conversion rate
0.93
0.93
0.92
0.92
0.98
Gold equivalent sold – managed eq oz (000)
553
586 520
1,696
1,480
Gold equivalent price received US$/eq oz
1,265
1,275 1,315
1,274
1,436
* Due to conversion at year to date exchange rate.
Figures may not add as they are rounded independently.
The unaudited consolidated financial statements for the quarter ended 30 September 2014 have been prepared by the corporate accounting staff of Gold Fields
Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields Q3 2014 Results I 17
Statement of comprehensive income
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2014
June
2014
September
2013
September
2014
September
2013
Net profit
19.9
22.3 3.8
44.4
181.5
Other comprehensive (expenses)/income, net of tax
(172.8)
81.7 94.9
(180.3)
(539.6)
Marked to market valuation of listed investments
1.9
(0.4) (6.5)
2.9
(10.4)
Currency translation adjustments and other
(174.7)
82.1 99.2
(183.2)
(531.9)
Deferred taxation on marked to market valuation of listed investments
-
- 2.2
-
2.7
Total comprehensive (expenses)/income
(152.9)
104.0 98.7
(135.9)
(358.1)
Attributable to:
- Owners of the parent
(155.9)
101.4 96.3
(143.5)
(362.2)
- Non-controlling interest
3.0
2.6 2.4
7.6
4.1
(152.9)
104.0 98.7
(135.9)
(358.1)
Statement of financial position
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
September
2014
December
2013
Property, plant and equipment
5,051.8
5,388.9
Goodwill
399.2
431.2
Non-current assets
161.9
117.7
Investments
265.7
245.0
Deferred taxation
58.3
51.9
Current assets
1,075.9
1,061.4
- Other current assets
586.5
677.2
- Cash and deposits
446.2
325.0
- Assets held for sale/distribution
43.2
59.2
Total assets
7,012.8
7,296.1
Shareholders’ equity
3,823.5
4,045.2
Deferred taxation
413.1
399.4
Long-term loans
1,810.0
1,933.6
Environmental rehabilitation provisions
292.4
283.5
Long-term employee benefits
6.8
-
Other long-term provisions
9.1
10.9
Current liabilities
657.9
623.5
- Other current liabilities
523.8
497.0
- Current portion of long-term loans
134.1
126.5
Total equity and liabilities
7,012.8
7,296.1
US dollar/South African rand conversion rate
11.17
10.34
US dollar/Australian dollar conversion rate
0.89
0.89
Net debt
1,497.9
1,735.1
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
to protect cash flows at times of significant expenditure;
for specific debt servicing requirements; and
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Diesel hedge *
Australia
On 10 September 2014, Gold Fields Australia (Pty) Limited entered into a Singapore Gasoil 10PPM cash settled swap transaction contract for a total of 136,500 barrels, effective 15 September 2014 until 31 March 2015 at a fixed price of US$115 per barrel. The 136,500 barrels are based on 50 per cent of usage for the 7 month period – September 2014 to March 2015.
On 22 September 2014, the mark to market value was negative US$0.5m.
Derivative instruments *
South Africa
On 1 October 2014, a US$/ZAR zero-cost collar was entered into for US$7.5m per month for a period of six months starting October 2014. A floor of R11.20 and an average cap over the period of R12.0567 was achieved.
* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields Q3 2014 Results I 18
Statement of changes in equity
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2013
3,470.7
(1,340.8)
1,721.6
193.8
4,045.2
Total comprehensive (expenses)/income - (181.8) 38.3 7.6
(135.9)
Profit for the period - - 38.3 6.1
44.4
Other comprehensive expenses - (181.8) - 1.5
(180.3)
Dividends paid - - (29.8) (10.6)
(40.4)
Share-based payments - 22.3 - -
22.3
Disposal of non-controlling interest - - - (69.8)
(69.8)
Loans received from non-controlling interest - - - 2.0
2.0
Exercise of employee share options 0.1 - - -
0.1
Balance as at 30 September 2014
3,470.8
(1,500.3)
1,730.1
123.0
3,823.5
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2012
4,599.9
(700.8)
2,093.2
210.5
6,202.8
Prior year adjustment - - (10.6) (1.2)
(11.8)
Total comprehensive (expenses)/income - (540.7) 178.5 4.1
(358.1)
Profit for the period - - 178.5 3.0
181.5
Other comprehensive (expenses)/income - (540.7) - 1.1
(539.6)
Dividends paid - - (61.2) (0.8)
(62.0)
Distribution in specie of discontinued operations (1,256.9) - - -
(1,256.9)
Share-based payments - 41.9 - -
41.9
Transactions with non-controlling interest - - - (1.2)
(1.2)
Loans received from non-controlling interest - - - 5.2
5.2
Purchase of non-controlling interest - - (4.1) (8.7)
(12.8)
Exercise of employee share options 0.7 - - -
0.7
Balance as at 30 September 2013
3,343.7
(1,199.6)
2,195.8
207.9
4,547.8
Debt maturity ladder
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
31 Dec 2014
31 Dec 2015
1 Jan 2016
to
31 Dec 2020
Total
Uncommitted loan facilities
US dollar million
- -
-
-
Rand million
1,297.0
- -
1,297.0
Rand debt translated to dollar 116.1 - -
116.1
Total (US$’m)
116.1
-
-
116.1
Committed loan facilities
US dollar million
10.0
105.0
2,496.0
2,611.0
Rand million
-
-
2,500.0
2,500.0
Rand debt translated to dollar - - 223.8
223.8
Total (US$’m)
10.0
105.0
2,719.8
2,834.8
Total (US$’m) – Uncommitted and committed loan facilities
126.1
105.0
2,719.8
2,950.9
Utilisation – Uncommitted loan facilities
US dollar million
-
-
-
-
Rand million 1,051.0 - -
1,051.0
Rand debt translated to dollar 94.1 - -
94.1
Total (US$’m)
94.1
-
-
94.1
Utilisation – Committed loan facilities (including US$ bond)
US dollar million
10.0
105.0
1,556.0
1,671.0
Rand million
-
- 2,000.0
2,000.0
Rand debt translated to dollar - - 179.0
179.0
Total (US$’m)
10.0
105.0
1,735.0
1,850.0
Total (US$’m) – Uncommitted and committed loan facilities
104.1
105.0
1,735.0
1,944.1
Exchange rate: US$1 = R11.17 being the closing rate at the end of the September 2014 quarter.

Gold Fields Q3 2014 Results I 19
Statement of cash flows
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2014
June
2014
September
2013
September
2014
September
2013
Cash flows from operating activities
205.5
220.3
159.2
623.7
347.1
Profit before royalties, tax and non-recurring items
91.6
81.9 72.0
253.1
293.6
Non-recurring items
(12.3)
(8.2) (2.2)
(47.2)
(188.8)
Amortisation and depreciation
151.3
174.6
148.4
484.6
428.1
South Deep BEE dividend
-
(1.9)
-
(1.9)
(2.2)
Change in working capital
22.1
(4.4) 13.9
44.5
12.1
Royalties and taxation paid
(50.9)
(27.6)
(58.5)
(131.4)
(335.0)
Other non-cash items
3.7
5.9 (14.4)
22.0
108.4
Cash generated by continuing operations
205.5
220.3
159.2
623.7
316.2
Cash generated by discontinued operations
-
-
-
-
30.9
Dividends paid
(14.3)
(10.4)
-
(40.4)
(62.0)
Owners of the parent
(14.1)
- -
(29.8)
(61.2)
Non-controlling interest holders
(0.2)
(10.4)
-
(10.6)
(0.8)
Cash flows from investing activities
(62.0)
(155.5) (165.5)
(361.6)
(664.6)
Capital expenditure – additions
(144.2)
(153.4) (155.6)
(438.9)
(587.2)
Capital expenditure – proceeds on disposal
3.0
0.9 0.1
4.0
0.3
Payment to Bezant
-
-
-
-
(10.0)
La Cima non-controlling interest buy-out
-
- (12.8)
-
(12.8)
Barrick Yilgarn asset purchase deposit
-
- (30.0)
-
(30.0)
Purchase of investments
-
-
-
(1.6)
(2.5)
Proceeds on disposal of Chucapaca
81.0
-
-
81.0
-
Proceeds on disposal of investments
-
0.2 33.4
2.0
35.0
Environmental payments
(1.8)
(3.2) (0.6)
(8.1)
(2.5)
Cash utilised in continuing operations
(62.0)
(155.5)
(165.5)
(361.6)
(609.7)
Cash utilised in discontinued operations
-
-
-
-
(54.9)
Cash flows from financing activities
(26.6)
(80.2)
43.5
(97.9)
329.7
Loans received
101.8
96.4
122.0
326.5
3,095.8
Loans repaid
(128.8)
(177.3) (80.2)
(426.4)
(2,811.0)
Non-controlling interest holders’ loans received
0.4
0.7 1.7
2.0
5.2
Shares issued
-
-
-
-
0.7
Cash (utilised in)/generated by continuing operations
(26.6)
(80.2)
43.5
(97.9)
290.7
Cash generated by discontinued operations
-
-
-
-
39.0
Net cash inflow/(outflow)
102.6
(25.8)
37.2
123.8
(49.8)
Net cash inflow/(outflow) from continuing operations
102.6
(25.8)
37.2
123.8
(64.8)
Net cash inflow from discontinued operations
-
- -
-
15.0
Cash distributed on unbundling of Sibanye
-
- -
-
(106.4)
Translation adjustment
(7.1)
2.7
15.2
(2.6)
(4.3)
Cash at beginning of period
350.7
373.8 442.7
325.0
655.6
Cash at end of period
446.2
350.7* 495.1
446.2
495.1
Cash flow from operating activities less net capital expenditure and environmental payments for continuing operations
62.5
64.6 3.1
180.7
(273.2)
* Cash at end of June 2014 comprised cash of US$350.1 million as in the Statement of financial position and US$0.6 million relating to Chucapaca project cash reallocated to assets held for sale.
Reconciliation of headline earnings from continuing operations with net earnings from continuing operations
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Nine months to
September
2014
June
2014
September
2013
September
2014
September
2013
Net earnings/(loss) from continuing operations
19.1
19.5
9.4
38.3
(92.6)
Loss/(profit) on sale of investments
-
0.8
13.1)
0.8
(13.4)
Taxation effect on sale of investments
-
-
3.1
-
3.3
Profit on sale of Chucapaca
(4.6)
- -
(4.6)
-
(Profit)/loss on sale of assets
(1.2)
2.6
(0.2)
1.4
(0.3)
Taxation effect on sale of assets
0.4
(0.8)
0.1
(0.4)
0.1
Impairment of investments and assets
0.6
(4.5) 9.0
1.2
78.2
Taxation on impairment of investments and assets
-
- (0.1)
-
(23.7)
Headline earnings/(loss) from continuing operations
14.4
17.6
8.2
36.8
(48.4)
Headline earnings/(loss) per share – cents
2
2 1 5
(7)
Based on headline earnings/(loss) as given above divided by 769,377,569 (June
2014 – 768,872,415 and September 2013 – 736,855,907) being the weighted average number of ordinary shares in issue.

Gold Fields Q3 2014 Results I 20
Operating and financial results
UNITED STATES DOLLARS
Total Mine
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
Sept 2014
8,246
247
4,337
3,400
937
1,689
June 2014
8,104
293
4,150
3,198
952
1,730
Year to date
25,227
929
13,140
10,172
2,968
5,133
Yield (grams per tonne)
Sept 2014
2.2
5.3
1.3
1.3
1.4
1.6
June 2014
2.2
5.4
1.3
1.3
1.3
1.4
Year to date
2.1
5.1
1.3
1.3
1.3
1.4
1.5
Gold produced (000 equivalent ounces)
Sept 2014
577.2
41.7
182.0
139.2
42.8
84.7
June 2014
566.1
51.1
181.3
140.7
40.5
76.8
Year to date
1,720.1
152.0
555.2
425.2
130.0
242.0
Gold sold (000 equivalent ounces)
Sept 2014
552.8
41.7
182.0
139.2
42.8
60.3
June 2014
586.0
51.1
181.3
140.7
40.5
96.7
Year to date
1,695.8
152.0
555.2
425.2
130.0
217.7
Gold price received (dollar per equivalent ounce)
Sept 2014
1,265
1,282
1,281
1,283
1,275
1,119
June 2014
1,275
1,294
1,285
1,284
1,285
1,212
Year to date
1,274
1,292
1,286
1,286
1,286
1,286
1,285
1,192
Operating costs (dollar per tonne)
Sept 2014
51
241
33
48
29
22
June 2014
52
223
32
28
45
23
Year to date
51
205
32
28
45
22
All-in-sustaining costs (dollar per ounce)
Sept 2014
1,065
1,790
1,131
1,096
1,245
245
June 2014
1,041
1,495
1,084
1,026
1,282
307
Year to date
1,052
1,518
1,084
1,045
1,210
231
All-in-costs (dollar per ounce)
Sept 2014
1,074
1,912
1,131
1,096
1,245
245
June 2014
1,059
1,685
1,084
1,026
1,282
307
Year to date
1,071
1,713
1,084
1,045
1,210
231
Financial Results ($ million)
Revenue
Sept 2014
699.2
53.5
233.1
178.6
54.5
67.5
June 2014
747.0
66.1
232.9
180.8
52.1
117.2
Year to date
2,160.9
196.4
713.7
546.6
167.1
259.4
Net operating costs
Sept 2014
(414.3)
(59.4)
(144.5)
(97.1)
(47.4)
(26.5)
June 2014
(435.9)
(65.3)
(133.8)
(89.7)
(44.0)
(51.4)
Year to date
(1,272.9)
(190.5)
(415.1)
(132.9)
(132.9)
(102.3)
- Operating costs
Sept 2014
(423.7)
(59.4)
(144.7)
(100.1)
(44.6)
(36.5)
June 2014
(424.5)
(65.3)
(133.5)
(90.3)
(43.2)
(40.1)
Year to date
(1,278.4)
(190.5)
(416.6)
(284.5)
(132.1)
(113.7)
- Gold inventory change
Sept 2014
9.4
-
0.2
3.0
(2.8)
10.0
June 2014
(11.4)
-
(0.3)
0.6
(0.8)
(11.3)
Year to date
5.5
-
1.4
2.2
(0.8)
11.4
Operating profit/(loss)
Sept 2014
284.9
(5.9)
88.6
81.5
7.1

40.9

June 2014
311.1
0.8
99.2
91.1
8.1
65.8
Year to date
887.9
5.9
298.5
264.3
34.2
157.1
Amortisation of mining assets
Sept 2014
(150.7)
(18.8)
(39.2)
(33.6)
(5.7)
(19.9)
June 2014
(174.2)
(18.5)
(40.8)
(35.2)
(5.6)
(21.0)
Year to date
(483.0)
(57.0)
(120.4)
(104.6)
(15.8)
(59.5)
Net operating profit/(loss)
Sept 2014
134.2
(24.7)
49.4
47.9
1.4
21.1
June 2014
136.9
(17.6)
58.4
2.5
55.9
44.7
Year to date
404.8
(51.0)
178.2
159.7
18.4
97.6
Other expenses
Sept 2014
(17.0)
(6.7)
0.1
(0.1)
0.2
(3.2)
June 2014
(20.9)
(6.3)
(4.1)
(2.8)
(1.3)
(3.4)
Year to date
(57.4)
(18.8)
(9.3)
(5.9)
(3.4)
(8.5)
Profit/(loss) before royalties and taxation
Sept 2014
117.2
(31.4)
49.5
47.8
1.6
17.8
June 2014
116.1
(23.9)
54.3
53.1
1.2
41.3
Year to date
347.4
(69.8)
168.9
153.8
15.0
89.1
Royalties, mining and income taxation
Sept 2014
(52.3)
12.4
(24.4)
(22.2)
(2.2)
(9.8)
June 2014
(48.2)
7.0
(25.8)
(23.7)
(2.1)
(11.3)
Year to date
(147.3)
23.5
(75.9
(66.0)
(9.9)
(31.2)
- Normal taxation
Sept 2014
(57.6)
-
(11.1)
(11.1)
-
(8.4)
June 2014
(25.7)
-
(12.2)
(12.2)
-
(13.6)
Year to date
(101.1)
-
(28.6)
(28.6)
-
(34.3)
- Royalties
Sept 2014
(21.6)
(0.3)
(11.7)
(8.9)
(2.7)
(1.0)
June 2014
(21.8)
(0.3)
(11.6)
(9.0)
(2.6)
(1.2)
Year to date
(65.4)
(1.0)
(35.7)
(27.3)
(8.4)
(3.8)
- Deferred taxation
Sept 2014
27.0
12.7
(1.7)
(2.1)
0.5
(0.4)
June 2014
(0.7)
7.4
(2.0)
(2.5)
0.5
3.5
Year to date
19.2
24.5
(11.6)
(10.1)
(1.5)
6.8
Profit/(loss) before non-recurring items
Sept 2014
64.8
(18.9)
25.0
25.6
(0.7)
8.0
June 2014
67.9
(16.9)
28.4
29.3
(0.9)
30.0
Year to date
200.1
(46.3)
93.1
87.8
5.1
57.9
Non-recurring items
Sept 2014
(15.1)
(11.6)
(2.4)
(1.5)
(0.9)
-
June 2014
(10.0)
(0.6)
(1.7)
(1.6)
(0.1)
(2.6)
Year to date
(45.6)
(13.4)
(19.8)
(16.4)
(3.4)
(2.6)
Net profit/(loss)
Sept 2014
49.7
(30.6)
22.5
24.1
(1.6)
8.0
June 2014
57.9
(17.5)
26.7
27.7
(1.0)
27.4
Year to date
154.5
(59.7)
73.3
71.4
1.7
55.3
Net profit/(loss) excluding gains and losses on
Sept 2014
49.7
(30.6)
22.5
24.1
(1.6)
8.0
foreign exchange, financial instruments and
June 2014
64.3
(17.0)
26.9
27.9
(1.0)
29.0
non-recurring items
Year to date
174.8
(58.5)
84.2
80.3
3.9
56.6
Capital expenditure
Sept 2014
(144.2)
(17.8)
(45.0)
(42.3)
(2.7)
(11.9)
June 2014
(153.4)
(18.5)
(46.3)
(41.5)
(4.8)
(20.3)
Year to date
(438.9)
(62.3)
(136.8)
(122.6)
(14.2)
(38.9)
Average exchange rates were US$1 = R10.71 and US$1 = R10.53 for the September 2014 and June 2014 quarters respectively. The Australian/US dollar exchange rates were
A$1 = US$0.93 and A$1 = US$0.93 for the September 2014 and June 2014 quarters respectively.

Gold Fields Q3 2014 Results I 21
Operating and financial results
Australia
Region
#
AUSTRALIAN DOLLARS
1
SOUTH
AFRICAN
RAND
2
UNITED STATES DOLLARS
Australia
Australia Region
#
South Africa
Region
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South
Deep
Operating Results
Ore milled/treated
Sept 2014
1,973
1,157
320
136
360
1,973
1,157
320
136
360
247
(000 tonnes)
June 2014
1,140
303
129
359
1,931
1,140
303
129
359
293
Year to date
1,931
6,025
3,579
917
409
1,120
929
Yield
Sept 2014
4.2
2.4
7.0
5.1
7.4
4.2
2.4
7.0
5.1
7.4
5.3
(grams per tonne)
June 2014
4.1
2.3
6.8
5.5
7.3
4.1
2.3
6.8
5.5
7.3
5.4
Year to date
4.0
2.3
6.7
5.2
6.6
4.0
2.3
6.7
5.2
6.6
5.1
Gold produced
Sept 2014
268.8
88.7
72.2
22.3
85.6
268.8
88.7
72.2
22.3
85.6
1,298
(000 equivalent ounces)
June 2014
256.9
83.4
66.0
22.9
84.6
256.9
83.4
66.0
22.9
84.6
1,591
Year to date
770.9
268.7
197.5
68.1
770.9
770.9
268.7
197.5
68.1
236.7
4,729
Gold sold
Sept 2014
268.8
88.7
72.2
22.3
285.6
268.8
88.7
72.2
22.3
85.6
1,298
(000 equivalent ounces)
June 2014
256.9
83.4
66.0
22.9
84.6
256.9
83.4
66.0
22.9
84.6
1,591
Year to date
770.9
268.7
197.5
68.1
236.7
770.9
268.7
197.5
68.1
236.7
4,729
Gold price received (dollar
Sept 2014
1,284
1,291
1,290
1,300
1,268
1,381
1,387
1,389
1,397
1,365
441,520
per equivalent ounce)
June 2014
1,288
..
1,307
1,281
1,282
1,275
1,382
1,398
1,377
1,370
1,372
437,960
Year to date
1,286
1,289
1,286
1,291
1,280
1,400
1,403
1,400
1,406
1,393
444,439
Operating costs
Sept 2014
93
61
148
153
122
100
66
159
166
131
2,577
(dollar per tonne)
June 2014
96
64
149
166
128
103
69
160
177
137
2,346
Year to date
93
62
146
155
125
101
67
159
169
136
2,194
All-in-sustaining costs
Sept 2014
990
1,149
953
1,224
792
1,065
1,235
1,025
1,316
852
616,306
(dollar per ounce)
June 2014
1,042
1,372
1 1,010
1,228
692
1,118
1,472
1,083
1,316
742
505,974
Year to date
1,043
1,269
994
1,175
789
1,136
1,382
1,082
1,279
859
521,937
All-in-costs
Sept 2014
990
1,149
953
1,224
792
1,065
1,235
1,025
1,316
852
658,383
(dollar per ounce)
June 2014
1,042
1,372
1,010
1,228
692
1,118
1,472
1,083
1,316
742
570,575
Year to date
1,043
1,269
994
1,175
789
1,136
1,382
1,082
1,279
859
589,254
Financial Results ($ million)
Revenue
Sept 2014
345.1
114.5
93.2
29.0
108.5
371.3
123.1
100.4
31.1
116.8
574.0
June 2014
330.9
109.0
84.6
29.4
107.9
355.1
116.6
90.9
31.4
116.1
694.0
Year to date
991.
346.4
254.0
87.9
303.0
1,079.1
377.1
276.5
95.7
329.8
2,101.8
Net operating costs
Sept 2014
(183.9)
(69.6)
(46.4)
(21.6)
(46.2)
(197.6)
(74.6)
(50.0)
(23.3)
(49.7)
(637.3)
June 2014
(185.4)
(75.0)
(43.4)
(21.9)
(45.1)
(198.5)
(80.1)
(46.7)
(23.4)
(48.2)
(686.8)
Year to date
(564.8)
(231.0)
(127.0)
(65.3)
(141.5)
(614.9)
(251.4)
(138.3)
(71.1)
(154.0)
(2,038.5)
- Operating costs
Sept 2014
(183.0)
(70.9)
(47.3)
(20.9)
(43.9)
(196.7)
(76.1)
(50.9)
(22.5)
(47.1)
(637.3)
June 2014
(185.6)
(73.2)
(45.2)
(21.4)
45.9)
(198.9)
(78.3)
(48.6)
((22.9)
(49.1)
(686.8)
Year to date
(557.5)
(220.8)
(133.7)
(63.4)
(139.6)
(606.8)
(240.4)
(145.5)
(69.0)
(151.9)
(2,038.5)
- Gold inventory change
Sept 2014
(0.9)
1.3
(0.8)
(0.7)
(2.3)
(0.9)
1.5
0.9
(0.8)
(2.5)
-
June 2014
0.2
(1.8)
1.8
(0.5)
0.8
0.4
(1.7)
1.8
(0.5)
0.8
-
Year to date
(7.4)
(10.1)
6.6
(1.9)
(1.9)
(8.0)
(11.0)
7.2
(2.1)
(2.1)
-
Operating profit/(loss)
Sept 2014
161.2
44.9
46.8
7.4
62.3
173.8
48.4
50.4
7.8
67.1
(63.3)
June 2014
145.5
34.0
41.2
7.4
62.8
156.6
36.6
44.2
8.0
67.9
7.2
Year to date
426.5
115.5
126.9
22.5
161.5
464.3
125.7
138.1
24.6
175.8
63.3
Amortisation of
Sept 2014
(72.8)
(78.0)
(201.3)
mining assets
June 2014
(93.9)
(101.0)
(194.8)
Year to date
(246.2)
(267.9)
(609.5)
Net operating
Sept 2014
88.3
95.8
(264.6)
profit/(loss)
June 2014
51.7
55.6
(187.6)
Year to date
180.3
196.4
(546.2)
Other expenses
Sept 2014
(7.1)
(7.6)
(71.7)
June 2014
(7.1)
(7.6)
(65.6)
Year to date
(20.9)
(22.8)
(200.7)
Profit/(loss) before
Sept 2014
81.4
88.1
(336.3)
royalties and
June 2014
44.6
48.0
(253.2)
taxation
Year to date
159.4
173.6
(746.9)
Royalties, mining and
Sept 2014
(30.5)
(33.0)
133.3
income taxation
June 2014
(18.0)
(19.4)
74.8
Year to date
(63.7)
(69.3)
251.4
- Normal taxation
Sept 2014
(38.2)
(41.6)
-
June 2014
0.1
0.1
-
Year to date
(38.2)
(41.6)
-
- Royalties
Sept 2014
(8.7)
(9.4)
(2.9)
June 2014
(8.6)
(9.2)
(3.4)
Year to date
(25.0)
(27.2)
(10.5)
- Deferred taxation
Sept 2014
16.3
18.0
136.2
June 2014
(9.5)
(10.3)
78.2
Year to date
(0.5)
(0.5)
261.9
Profit/(loss) before
Sept 2014
50.8
55.1
(203.0)
non-recurring
June 2014
26.6
28.6
(178.4)
items
Year to date
95.7
104.3
(495.5)
Non-recurring items
Sept 2014
(1.0)
(1.2)
(124.6)
June 2014
(5.2)
(5.5)
(6.6)
Year to date
(9.8)
(10.8)
(143.8)
Net profit/(loss)
Sept 2014
49.8
54.0
(327.6)
June 2014
21.5
23.1
(185.0)
Year to date
85.9
93.5
(639.3)
Net profit/(loss) excluding
Sept 2014
49.8
53.5
(327.6)
gains and losses on
June 2014
25.4
27.3
(180.4)
foreign exchange,
Year to date
92.5
99.4
(625.9)
financial instruments and
non-recurring items
Capital expenditure
Sept 2014
(69.3)
(27.1)
(19.3)
(4.7)
(17.9)
(74.5)
(29.1)
(20.7)
(5.1)
(19.4)
(190.9)
June 2014
(68.4)
(33.4)
(20.3)
(5.0)
(9.8)
(73.3)
(35.7)
(21.7)
(5.3)
(10.5)
(193.6)
Year to date
(200.8)
(93.8)
(60.4)
(11.5)
(34.9)
(218.6)
(102.1)
(65.8)
(12.6)
(37.9)
(666.1)
#
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.

Gold Fields Q3 2014 Results I 22
All-in-costs
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
UNITED STATES DOLLARS
Total Group
Continuing
Operations
South
Africa
Region
West
Africa
Region
South
America
Ghana
Peru
South Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating costs
(1)
Sept 2014
(423.7)
(59.4)
(144.7)
(100.1)
(44.6)
(36.5)
June 2014 (424.5) (65.3) (133.5) (90.3)
(43.2)
(40.1)
Year to date
(1,278.4) (190.5) (416.6) (284.5) (132.1) (113.7)
Gold inventory change
Sept 2014
9.4
-
0.2
3.0
(2.8)
10.0
June 2014 (11.4) -
(0.3) 0.6 (0.8) (11.3)
Year to date
5.5 - 1.4
2.2
(0.8) 11.4
Royalties
Sept 2014
(21.6)
(0.3)
(11.7)
(8.9)
(2.7)
(1.0)
June 2014 (21.8) (0.3) (11.6) (9.0) 2.6) (1.2)
Year to date (65.4) (1.0) (35.7)
(27.3)
(8.4)
(3.8)
Realised gains/losses on commodity
Sept 2014
-
-
-
-
-
-
cost hedges
June 2014 0.1 -
-
-
-
-
Year to date 0.3 - -
-
-
-
Community/social responsibility costs
Sept 2014
(3.5)
(1.1)
(0.6)
(0.5)
(0.1)
(1.8)
June 2014 (2.9) (0.9)
(0.5) (0.5) - (1.5)
Year to date (8.5) (2.8)
(1.6) (1.4)
(0.2)
(4.1)
Non-cash remuneration –
Sept 2014
(6.2)
(0.7)
(1.1)
(1.1)
-
(0.7)
share-based payments
June 2014 (5.0) (0.6)
(1.0) (0.8)
(0.2)
(0.6)
Year to date
(22.3) (2.5) (3.8) (3.2) (0.6) (2.4)
Cash remuneration (long-term employee
Sept 2014
(2.9)
(0.2)
(0.6)
(0.5)
-
(0.5)
benefits) June 2014 (3.9) (0.3) (0.7) (0.6) (0.1) (0.5)
Year to date (6.8) (0.5) (1.3) (1.1)
0.1)
(1.0)
Other
Sept 2014
(1.8)
-
-
-
-
-
June 2014
(1.9) - -
-
-
-
Year to date (6.3) - - -
- -
By-product credits
Sept 2014
37.4
0.1
0.3
0.3
-
36.6
June 2014 63.4 0.1
-
- -
63.1
Year to date 134.1
0.4
0.5
0.5
-
132.2
Rehabilitation amortisation and interest
Sept 2014
(6.2)
(0.4)
(2.6)
(2.3)
(0.3)
(0.8)
June 2014 (7.3) (0.4)
(2.5) (2.3) (0.2) (0.8)
Year to date
(19.6) (1.3) (7.7)
(6.9)
(0.8) (2.4)
Sustaining capital expenditure
Sept 2014
(139.1)
(12.7)
(45.0)
(42.3)
(2.7)
(11.9)
June 2014 (143.7) (8.7) (46.3)
(41.5)
(4.8) (20.3)
Year to date
(409.1) (32.5) (136.8)
(122.6)
(14.2) (38.9)
All-in sustaining costs
(2)
Sept
2014
(558.2)
(74.7)
(205.8)
(152.6)
(53.2)
(6.7)
June 2014 (558.7) (76.4) (196.4) (144.4)
(52.0)
(13.2)
Year to date
(1,676.2) (230.7) (601.6) (157.2)
) (157.2)
(22.8)
Exploration, feasibility and evaluation
Sept 2014
(6.4)
-
-
-
-
-
costs June 2014 (13.4)
- -
-
-
-
Year to date (30.1) - - -
-
-
Non sustaining capital expenditure
Sept 2014
(5.1)
(5.1)
-
-
-
-
June 2014 (9.8)
(9.8) -
-
-
-
Year to date
(29.8) (29.8) - -
-
-
Total all-in cost
(3)
Sept
2014
(569.7)
(79.8)
(205.8)
(152.6)
(53.2)
(6.7)
June 2014 (581.8)
(86.1) (196.4)
(144.4)
(52.0) (13.2)
Year to date
(1,736.1) (260.4) (601.6)
(444.4) (157.2)
(22.8)
Total all-in sustaining costs
Sept 2014
(558.2)
(74.7)
(205.8)
(152.6)
(53.2)
(6.7)
June 2014 (558.7)
(76.4) (196.4)
(144.4) (52.0)
(13.2)
Year to date (1,676.2)
(230.7) (601.6)
(444.4)
(157.2)
(22.8)
Gold only ounces sold
Sept 2014
519.8
41.7
182.0
139.2
42.8
27.3
– (000 ounces) June 2014 532.3 51.1 181.3
140.7 40.5
42.9
Year to date
1,576.9 152.0 555.2 425.2
130.0
98.7
AISC per ounce of gold sold
Sept 2014
1,074
1,790
1,131
1,096
1,245
245
US$/oz
June 2014 1,050 1,495 1,084
1,026
1,282
307
Year to date
1,063 1,518 1,084 1,045 1,210 231
Total all-in costs
Sept 2014
(569.7)
(79.8)
(205.8)
(152.6)
(53.2)
(6.7)
June 2014 (581.8) (86.1) (196.4) (144.4)
(52.0)
(13.2)
Year to date
(1,736.1)
(260.4) (601.6) (444.4)
(157.2)
(22.8)
Gold only ounces sold
Sept 2014
519.8
41.7
182.0
139.2
42.8
27.3
– (000 ounces)
June 2014 532.3
51.1 181.3 140.7 40.5 42.9
Year to date 1,576.9 152.0 555.2 425.2 130.0 98.7
AIC per ounce of gold sold
Sept 2014
1,096
1,912
1,131
1,096
1,245
245
US$/oz
June 2014 1,093
1,685 1,084
1,026
1,282
307
Year to date
1,101 1,713 1,084
1,045 1,210
231
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1)
Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(2)
All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.
(3)
Total All-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

Gold Fields Q3 2014 Results I 23
All-in-costs
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
Australia
Region
UNITED STATES DOLLARS
Australia
GIP and
Corporate
Total
St Ives
Agnew/
Lawlers
Darlot Granny
Smith
Operating costs
(1)
Sept 2014
(183.0)
(70.9)
(47.3)
(20.9)
(43.9)
-
June 2014
(185.6)
(73.2)
(45.2) (21.4)
(45.9) -
Year to date
(557.5)
(220.8)
(133.7)
(63.4)
(139.6) -
Gold inventory change
Sept 2014
(0.9)
1.3
0.8
(0.7)
(2.3)
-
June 2014 0.2
(1.8)
1.8 (0.5)
0.8
-
Year to date (7.4) (10.1) 6.6
(1.9)
(1.9) -
Royalties
Sept 2014
(8.7)
(2.9)
(2.3)
(0.7)
(2.8)
-
June 2014 (8.6)
(2.7)
(2.1)
(0.8) (3.0) -
v
Year to date
(25.0)
(8.8)
(6.0) (2.2)
(8.0)
-
Realised gains/losses on commodity
Sept 2014
-
(0.1)
0.1
-
-
-
cost hedges
June 2014 0.1
0.1
-
-
- -
Year to date 0.3 0.2 0.1 -
-
-
Community/social responsibility costs
Sept 2014
-
-
-
-
-
-
June 2014 - -
-
- -
-
Year to date -
- -
-
-
-
Non-cash remuneration –
Sept 2014
(1.3)
(0.6)
(0.3)
(0.1)
(0.3)
(2.4)
share-based payments
June 2014 (0.8)
(0.7)
(0.2) -
0.1
(1.9)
Year to date (4.6) (2.3) (1.1) (0.4)
(0.8)
(8.9)
Cash remuneration (long-term employee
Sept 2014
(1.1)
(0.5)
(0.2)
(0.1)
(0.3)
(0.6)
benefits) June 2014
(1.3)
(0.5)
(0.3)
(0.2) (0.3)
(1.1)
Year to date (2.4) (1.0) (0.5)
(0.3) (0.6)
(1.7)
Other
Sept 2014
-
-
-
-
-
-
(1.8)
June 2014 -
-
-
-
-
-
(1.9)
Year to date -
-
-
-
-
-
(6.3)
By-product credits
Sept 2014
0.4
0.1
0.1
0.1
0.1
-
June 2014 0.2
0.1
0.1
-
-
-
Year to date
1.0
0.4
0.3
0.2
0.1 -
Rehabilitation amortisation and interest
Sept 2014
(2.3)
(1.3)
(0.5)
(0.1)
(0.4)
-
June 2014 (3.6) (2.4) (0.5)
(0.2)
(0.5)
(0.2) (0.5)
-
Year to date
(8.1)
(4.9)
(1.5)
(1.3)
(0.4)
-
Sustaining capital expenditure
Sept 2014
(69.3)
(27.1)
(19.3)
(4.7)
(17.9)
-
June 2014 (68.4)
(33.4)
(20.3) (5.0)
(9.8)
-
Year to date (200.8) (93.8) (60.4)
(11.5)
(34.9) -
All-in sustaining costs
(2)
Sept
2014
(266.2)
(101.9)
(68.9)
(27.3)
(67.8)
(4.8)
June 2014 (267.8)
(114.5)
(66.7) (28.1)
(58.6)
(4.9)
Year to date
(804.4)
(341.1)
(196.3)
(80.0)
(186.9)
(16.9)
Exploration, feasibility and evaluation costs
Sept 2014
-
-
-
-
-
(6.4)
June 2014 -
-
-
-
(13.4)
Year to date
- - -
-
-
(30.1)
Non sustaining capital expenditure
Sept 2014
-
-
-
-
-
-
June 2014 - -
-
-
-
-
Year to date
-
-
-
- -
-
Total all-in cost
(3)
Sept
2014
(266.2)
(101.9)
(68.9)
(27.3)
(67.8)
(11.2)
June 2014 (267.8) (114.5)
(66.7)
(28.1)
(58.6)
(18.3)
Year to date (804.4) (341.1) (196.3)
(80.0)
(186.9)
(47.0)
Total all-in sustaining costs
Sept 2014
(266.2)
(101.9)
(68.9)
(27.3)
(67.8)
(4.8)
June 2014 (267.8) (114.5) (66.7)
(28.1)
(58.6)
(18.3)
Year to date
(804.4)
(341.1)
(196.3)
(80.0) (186.9
(16.9)
Gold only ounces sold
Sept 2014
268.8
88.7
72.2
22.3
85.6
-
– (000 ounces)
June 2014 256.9
83.4
66.0
22.9
84.6
-
Year to date 770.9 268.7
197.5
68.1
1 236.7
-
AISC per ounce of gold sold
Sept 2014
990
1,149
953
1,224
792
-
US$/oz
June 2014 1,042
1,372
1,010
1,228
692 -
Year to date 1,043 1,269
994
1,175
789
-
Total all-in costs
Sept 2014
(266.2)
(101.9)
(68.9)
(27.3)
(67.8)
(11.2)
June 2014 (267.8)
(114.5)
(66.7)
(28.1)
(58.6) (18.3)
Year to date
(804.4)
(341.1)
(196.3)
(80.0) (186.9)
(47.0)
Gold only ounces sold
Sept 2014
268.8
88.7
72.2
22.3
85.6
-
– (000 ounces)
June 2014 256.9
83.4 66.0 22.9
84.6 -
Year to date 770.9
268.7
197.5
68.1 1 236.7
-
AIC per ounce of gold sold
Sept 2014
990
1,149
953
1,224
792
-
US$/oz
June 2014 1,042 1,372
1,010
1,228 692
-
Year to date 1,043
1,269
994
1,175
789
-

Gold Fields Q3 2014 Results I 24
All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
UNITED STATES DOLLARS
Total Group
Continuing
Operations
South
Africa
Region
West Africa Region
South
America
Ghana
Peru
South Deep
Total
Tarkwa
Damang
Cerro
Corona
All-in sustaining costs (per table on page 22)
Sept 2014
(558.2)
(74.7)
(205.8)
(152.6)
(53.2)
(6.7)
June 2014 (558.7) (76.4) (196.4) (144.4) (52.0) (13.2)
Year to date (1,676.2) (230.7) (601.6) (444.4) (157.2) (22.8)
Add back by-product credits
Sept 2014
37.4
0.1
0.3
0.3
-
36.6
June 2014 63.4 0.1 - - - 63.1
Year to date 134.1 0.4 0.5 0.5 - 132.2
All-in sustaining costs gross of by-product
Sept 2014
(595.6)
(74.8)
(206.1)
(152.9)
(53.2)
(43.3)
credits June 2014 (622.1) (76.5) (196.4) (144.4) (52.0) (76.3)
Year to date (1,810.3) (231.1) (602.1) (444.9) (157.2) (155.0)
Gold equivalent ounces sold
Sept 2014
552.8
41.7
182.0
139.2
42.8
60.3
June 2014 586.0 51.1 181.3 140.7 40.5 96.7
Year to date 1,695.8 152.0 555.2 425.2 130.0 217.7
AISC gross of by-product
Sept 2014
1,077
1,792
1,133
1,098
1,245
718
credits per equivalent ounce
June 2014 1,062 1,497 1,084 1,026 1,282 789
of gold – US$/eq oz
Year to date 1,068 1,520 1,085 1,047 11,210 712
All-in costs (per table on page 22)
Sept 2014
(569.7)
(79.8)
(205.8)
(152.6)
(53.2)
(6.7)
June 2014 (581.8) (86.1) (196.4) (144.4) (52.0) (13.2)
Year to date (1,736.1) (260.4) (601.6) (444.4) (157.2) (22.8)
Add back by-product credits
Sept 2014
37.4
0.1
0.3
0.3
-
36.6
June 2014 63.4 0.1 - - - 63.1
Year to date 134.1 0.4 0.5 0.5 - 132.2
All-in cost gross by-product credits
Sept 2014
(607.1)
(79.9)
(206.1)
(152.9)
(53.2)
(43.3)
June 2014 (645.2) (86.2) (196.4) (144.4) (52.0) (76.3)
Year to date (1,870.2) (260.8) (602.1) (444.9) (157.2) (155.0)
Gold equivalent ounces sold
Sept 2014
552.8
41.7
182.0
139.2
42.8
60.3
June 2014 586.0 51.1 181.3 140.7 40.5 96.7
Year to date 1,695.8 152.0 555.2 425.2 130.0 217.7
AIC gross of by-product
Sept 2014
1,098
1,914
1,133
11,098
1,245
718
credits per equivalent ounce
June 2014 1,101 1,687 1,084 1,026 1,282 789
of gold – US$/eq oz
Year to date 1,104 1,716 1,085 11,047 1,210 712

Gold Fields Q3 2014 Results I 25
All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
Australia
Region
UNITED STATES DOLLARS
Australia
GIP and
Corporate
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
All-in sustaining costs (per table on page 23)
Sept 2014
(266.2)
(101.9)
(101.9)
(27.3)
(67.8)
(4.8)
June 2014
(267.8)
(114.5) (66.7) (28.1) (58.6) (4.9)
Year to date (804.4) (341.1) (196.3) (80.0) (186.9) (16.9)
Add back by-product credits Sept
2014
0.4
0.1
0.1
0.1
0.1
-
June 2014 0.2 0.1 0.1 - - -
Year to date 1.0 0.4 0.3 0.2 0.1 -
All-in sustaining costs gross of by-product
Sept 2014
(266.6)
(102.0)
(69.0)
(27.4)
(67.9)
(4.8)
credits June 2014 (268.0) (114.6) (66.8) (28.1) (58.6) (4.9)
Year to date (805.4) (341.5) (196.6) (80.2) (187.0) (16.9)
Gold equivalent ounces sold
Sept 2014
268.8
88.7
72.2
22.3
85.6
-
June 2014 256.9 83.4 66.0 22.9 84.6 -
Year to date 770.9 268.7 197.5 68.1 236.7 -
AISC gross of by-product
Sept 2014
992
1,150
955
1,228
793
-
credits per equivalent ounce
June 2014 1,043 1,374 1,012 1,228 692 -
of gold – US$/eq oz
Year to date
1,045
1,271
996 1,178 790 -
All-in costs (per table on page 23)
Sept 2014
(266.2)
(101.9)
(68.9)
(27.3)
(67.8)
(11.2)
June 2014 (267.8) (114.5) (66.7) (28.1) (58.6) (18.3)
Year to date (804.4) (341.1) (196.3) (80.0) (186.9) (47.0)
Add back by-product credits
Sept 2014
0.4
0.1
0.1
0.1
0.1
-
June 2014 0.2 0.1 0.1 - - -
Year to date 1.0 0.4 0.3 0.2 0.1 -
All-in cost gross of by-product credits
Sept 2014
(266.6)
(101.9)
(69.0)
(27.3)
(67.8)
(11.2)
June 2014 (267.8) (114.5) (66.7) (28.1) (58.6) (18.3)
Year to date (805.4) (341.1) (196.6) (80.0) (186.9) (47.0)
Gold equivalent ounces sold
Sept 2014
268.8
88.7
72.2
22.3
85.6
-
June 2014 256.9 83.4 66.0 22.9 84.6 -
Year to date 770.9 268.7 197.5 68.1 236.7 -
AIC gross of by-product
Sept 2014
992
1,150
955
1,228
793
-
credits per equivalent ounce
June 2014 1,043 1,374 1,012 1,228 692 -
of gold – US$/eq oz
Year to date 1,045 1,271 996 1,178 790 -

Gold Fields Q3 2014 Results I 26
Underground and surface
US dollar, imperial ounces with metric tonnes and grade
Total Mine
Continuing
Operations
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
#
Damang
Cerro
Corona
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
- underground ore
Sept 2014
1,546
235
-
-
-
-
1,311
495
320
136
360
June
2014
1,551
281
-
-
-
-
1,270
480
303
129
359
Year
to
date
4,900
867
-
-
-
-
4,033
1,601
904
409
1,120
- underground
Sept 2014
12
12
-
-
-
-
-
-
-
-
-
waste
June 2014
12
12
-
-
-
-
-
-
-
-
-
Year to date
62
62
-
-
-
-
-
-
-
-
-
- surface ore
Sept 2014
6,688
-
4,337
3,400
937
1,689
662
662
-
-
-
June 2014
6,541
-
4,150
3,198
952
1,730
661
660
-
-
-
Year to date
20,265
-
13,140
10,172
2,968
5,133
1,992
1,978
13
-
-
- total milled
Sept 2014
8,246
247
4,337
3,400
937
1,689
1,973
1,157
320
136
360
June 2014
8,104
293
4,150
3,198
952
1,730
1,931
1,140
303
129
359
Year to date
25,227
917
13,140
10,172
2,968
5,133
6,025
3,579
917
409
1,120
Yield (grams per tonne)
- underground ore
Sept 2014
5.7
5.5
-
-
-
-
5.8
4.1
7.0
5.1
7.4
June 2014
5.6
5.7
-
-
-
-
5.7
3.7
6.8
5.5
7.3
Year to date
5.2
5.5
-
-
-
-
5.3
3.7
6.8
5.2
6.6
- underground
Sept 2014
-
-
-
-
-
-
-
-
-
-
-
waste
June 2014
-
-
-
-
-
-
-
-
-
-
-
Year to date
-
-
-
-
-
-
-
-
-
-
-
- surface ore
Sept 2014
1.3
-
1.3           1.2                 1.4                 1.6
1.0
1.0
-
-
-
June 2014
1.3
-
1.3
1.3
1.3
1.4
1.1
1.1
3.0
-
-
Year to date
1.3
-
1.3
1.3
1.4
1.5
1.1
1.1
2.2
-
-
- combined
Sept 2014
2.1
5.3
1.3
1.3
1.4
1.6
4.2
2.3
7.0
5.1
7.4
June 2014
2.1
5.4
1.3
1.3
1.3
1.4
4.1
2.2
6.8
5.5
7.3
Year to date
2.1
5.1
1.3
1.3
1.4
1.5
4.0
2.3
6.7
5.2
6.6
Gold produced (000 ounces)
- underground ore
Sept 2014
286.5
41.7
-
-
-
-
244.7
64.5
72.2
22.3
85.6
June 2014
282.3
51.1
-
-
-
-
231.1
57.7
65.9
22.9
84.6
Year to date
845.4
152.0
-
-
-
-
693.3
192.0
196.5
68.1
236.7
- underground
Sept 2014
-
-
-
-
-
-
-
-
-
-
-
waste
June 2014
-
-
-
-
-
-
-
-
-
-
-
Year to date
-
-
-
-
-
-
-
-
-
-
-
- surface ore
Sept 2014
290.8
-
182.0
139.2
42.8
84.7
24.2
24.2
-
-
-
June 2014
283.9
-
181.3
140.7
40.5
76.8
25.8
25.7
0.1
-
-
Year to date
874.8
-
555.2
555.2
425.2
130.0
242.0
77.7
76.7
1.0
-
-
- total
Sept 2014
577.3
41.7
182.0
139.2
42.8
84.7
268.8
88.7
72.2
22.3
85.6
June 2014
566.1
51.1
181.3
140.7
40.5
76.8
256.9
83.4
66.0
22.9
84.6
Year to date
1,720.1
152.0
555.2
425.2
130.0
242.0
770.9
268.7
197.5
68.1
236.7
Operating costs (Dollar per tonne)
- underground
Sept 2014
142
241
-
-
-
-
122
96
148
153
122
June
2014
147
223
-
-
-
-
128
117
131
166
128
Year
to
date
139
208
-
-
-
-
121
100
140
155
125
- surface
Sept 2014
31
-
33
29
48
22
35
35
-
-
-
June 2014
30
-
32
28
45
23
34
26
-
-
-
Year to date
29
-
32
28
45
22
34
31
542
-
-
- total
Sept 2014
51
241
33
29
48
22
93
61
148
153
122
June 2014
52
223
32
28
45
23
96
64
149
166
128
Year to date
51
208
32
28
45
22
93
62
146
155
125
#
September quarter includes 5,500 ounces and 2,700 ounces at Tarkwa and St Ives respectively, from rinsing inventory at the heap leach operations.

Gold Fields Q3 2014 Results I 27
Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
American depository receipts transfer agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]
+44 20 8639 3399
Fax:+44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Website
www.goldfields.com
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Directors
CA Carolus (Chair) ° N J Holland * (Chief Executive Officer) P A Schmidt (Chief Financial Officer)
K Ansah
#
A R Hill ° G M Wilson ° R P Menell ° D N Murray ° D M J Ncube °
* British
#
Ghanaian Canadian
° Independent Director Non-independent Director
Administration and corporate information

Forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of
the US Securities Exchange Act of 1934.
Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of exploration and development activities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining;
• the occurrence of work stoppages related to health and safety incidents;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
• changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 20 November 2014
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer